1933 ACT FILE NO.:
                                                   1940 ACT FILE NO.:  811-21056
                                                               CIK NO.:  1628404

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                    FORM S-6

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A.  Exact name of trust:       ADVISORS DISCIPLINED TRUST 1450

B.  Name of depositor:         ADVISORS ASSET MANAGEMENT, INC.

C.  Complete address of depositor's principal executive offices:

                              18925 Base Camp Road
                            Monument, Colorado  80132

D.  Name and complete address of agent for service:

                                                 WITH A COPY TO:

            SCOTT COLYER                        SCOTT R. ANDERSON
   Advisors Asset Management, Inc.           Chapman and Cutler LLP
         18925 Base Camp Road                111 West Monroe Street
      Monument, Colorado  80132           Chicago, Illinois  60603-4080

E. Title of securities being registered: Units of undivided beneficial interest in the trust

F.  Approximate date of proposed public offering:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

[ ] Check box if it is proposed that this filing will become effective on ____________, 2015 at _____ pursuant to Rule 487.

-------------------------------------------------------------------------------

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

 The information in this prospectus is not complete and may be changed. No one may sell units of the trust until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

                   PRELIMINARY PROSPECTUS DATED APRIL 3, 2015
                              SUBJECT TO COMPLETION




ACRET MLT(SM) PORTFOLIO, SERIES 2015-1

(ADVISORS DISCIPLINED TRUST 1450)





      A  dvisors                           A portfolio seeking a
     ---                                contingent return linked to
      C  ontigent                         the performance of the
     ---                                     common stocks of
      R   E   T  urn                      [____________________],
     --- --- ---                        [____________________] and
                                          [____________________]

      M  arket
     ---
      L  inked
     ---                                        PROSPECTUS
      T  rusts
     ---                                    ____________, 2015












        [LOGO]                          As with any investment, the Securities
                                        and Exchange Commission has not approved
         AAM                            or disapproved of these securities or
                                        passed upon the adequacy or accuracy of
       ADVISORS                         this prospectus.  Any contrary
   ASSET MANAGEMENT                     representation is a criminal offense.

------------------
INVESTMENT SUMMARY
------------------


                              MARKET LINKED TRUSTS

  This trust is a "Market Linked Trust". AAM's<F1>* Market Linked Trusts are unit investment trusts designed to provide an amount per unit linked to a market reference.

                              INVESTMENT OBJECTIVE

  The trust provides the potential for contingent distributions of approximately [$40] per unit on each of the trust's [quarterly] distribution dates over the life of the trust and potential for a distribution to unitholders at trust termination of approximately [$1,000] per unit subject to certain contingencies associated with the prices of shares of [three] common stocks. There is no assurance the trust will achieve its objective and investment in units of the trust has the potential for the loss of some or all of your original investment.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust invests in a portfolio of U.S. Treasury obligations (the "Treasury Obligations") and over-the-counter options (the "Options"). The trust holds a laddered portfolio of Treasury Obligations maturing approximately [quarterly] during the life of the trust. The trust holds [eight] Options linked to [three] stocks (the "Reference Equities") that are scheduled to expire approximately [quarterly] over the trust's life. The trust is designed so one Treasury Obligation matures on or before the expiration date of each Option [quarterly] throughout the trust's life. The issuers of the Reference Equities are [_______________, _______________ and _______________] The counterparty to the
Options is _______ (the "Option Counterparty").

  One Option is scheduled to expire [quarterly] throughout the trust's life. Each Option provides for the Option Counterparty to make a payment to the trust at the expiration of the Option based on certain contingencies. Each Option also requires that the trust pay an option premium to the Option Counterparty upon expiration of the Option. The payments due from the Option Counterparty to the trust on each Option are based on the following contingencies as of the Option's final Review Date (defined below):

  (1) Payment Barrier--The closing price of one share of each Reference Equity being greater than or equal to [75%] of its Initial Level (defined below) as of the Option's final Review Date. This share price of each Reference Equity is referred to as the "Payment Barrier".

  (2) Automatic Call Barrier--The closing price of one share of at least one Reference Equity being less than [100%] of its Initial Level as of each of the Option's prior Review Dates, if any, starting from the [first] Review Date. This share price of each Reference Equity is referred to as the "Automatic Call Barrier". If this contingency is not met on any applicable Review Date, the trust and all remaining Options will automatically terminate (an "Automatic Call").

  (3) Trigger Event Barrier--The closing price of one share of each Reference Equity being greater than or equal to [75%] of its Initial Level as of Option [8]'s final Review Date. This share price of each Reference Equity is referred to as the "Trigger Event Barrier" and this contingency only applies to Option [8]. Where an Automatic Call has not previously occurred, the failure to meet this contingency on Option [8]'s final Review Date is referred to as a "Trigger Event".

  The "Review Dates" are [____________, 2015], [____________, 2015],
[____________, 2016], [____________, 2016], [____________, 2016], [____________,
2016], [____________, 2017] and [____________, 2017]. An Option's final Review
Date coincides approximately with the Option's expiration date and the corresponding Treasury Obligation's maturity date. The "Least Performing Reference Equity" as of a specified Review Date is the worst performing of the Reference Equities determined based on the ratio of the closing price of one share of a Reference Equity as of such Review Date divided by such Reference Equity's Initial Level ("Reference Equity Ratio").


--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


2     Investment Summary

  If the Payment Barrier contingency is met as of an Option's final Review Date and there has not been an Automatic Call, following expiration of the Option the trust is designed to distribute to unitholders on the trust's next distribution date approximately [$40] per unit from a combination of the payment received on the Option and maturing Treasury Obligation proceeds. In addition, for Option [8] only, if there is no Trigger Event the trust is designed to distribute to unitholders approximately [$1,000] per unit at termination from a combination of the payment received on Option [8] and maturing Treasury proceeds. If all of the contingencies are met as of every Review Date, the maximum amount the trust is intended to potentially distribute to unitholders over the life of the trust is approximately [$1,320] per unit, consisting of approximately [$40] from each of the [eight] Options and the related Treasury Obligations plus approximately [$1,000] from Option [8] and the related Treasury Obligations.

  For all Options, if the Payment Barrier contingency is not met on an Option's final Review Date, then the trust will not make the distribution of approximately [$40] per unit in connection with the Option's expiration and the maturity proceeds of the related Treasury Obligation will be used to pay the premium on the Option.

  For Option [8] only, if there is a Trigger Event, then the payment on that Option will be based on the performance of the Least Performing Reference Equity. In this case the trust will not distribute to unitholders [$1,000] per unit at termination and is designed to make a final distribution of approximately [$1,000] per unit multiplied by the Reference Equity Ratio of the Least Performing Reference Equity as of the [8th] Review Date. This amount could be as low as [$0] per unit.

  In the event of an Automatic Call, the Calculation Agent for each Option (which is generally the Option Counterparty) will calculate the value of the premiums and amounts owed on the Options, the remaining Treasury Obligations will be liquidated, the trust will terminate early and the trust will distribute any proceeds from the Options and Treasury Obligations, net of any trust fees and expenses. In the case of an Automatic Call, the trust is designed to return an amount to unitholders of approximately [$1,040] per unit; however, this amount may be more or less depending on the liquidation proceeds from the Treasury Obligations and the Option premium amounts calculated by the Calculation Agent for the Options. The earliest date that an Automatic Call can occur is [____________, 2015].

  The "Initial Level" for each of the [three] Reference Equities is the closing price of one share of each stock as of the close of the New York Stock Exchange ("NYSE") on [____________, 2015]. The Initial Level, Payment Barrier, Automatic Call Barrier and Trigger Event Barrier for each Reference Equity are:

                                                                       AUTOMATIC     TRIGGER
REFERENCE EQUITY                NYSE        INITIAL       PAYMENT        CALL         EVENT
COMPANY NAME                   TICKER        LEVEL        BARRIER       BARRIER      BARRIER
-------------------------------------------------------------------------------------------------

_________________
  ________________              ____          ____          ____          ____          ____

_________________
  ________________              ____          ____          ____          ____          ____

_________________
  ________________              ____          ____          ____          ____          ____

  For the first [seven] [quarters] of the life of the trust, if the closing share price of each of the Reference Equities is greater than or equal to its Payment Barrier as of that [quarter]'s Review Date and an Automatic Call has not previously occurred, the trust is designed to make a [quarterly] distribution approximately equal to [$40] per unit from a combination of net payments from the Option Counterparty to the trust on the Options and proceeds from the maturing Treasury Obligations. If the closing share price of any Reference Equity is less than its Payment Barrier as of that [quarter]'s Review Date and an Automatic Call has not previously occurred, the trust would not make the [quarterly] distribution approximately equal to [$40] per unit. In that case, the trust would not receive any payment from the Option Counterparty and would need to use the related Treasury Obligation maturity proceeds to pay the option premium.


                                                        Investment Summary     3

  For the [eighth] [quarter] at the trust's mandatory termination date, if the closing share price of each of the Reference Equities is greater than or equal to its Payment Barrier and Trigger Event Barrier as of the [eighth] Review Date and an Automatic Call has not previously occurred, the trust is designed to provide an amount per unit at scheduled termination of approximately [$1,040] per unit from a combination of net payments from the Option Counterparty to the trust on Option [8] and proceeds from the maturing Treasury Obligations. For the [eighth] [quarter], if the closing share price of any Reference Equity is less than its Trigger Event Barrier as of the [eighth] Review Date and an Automatic Call has not previously occurred, the trust is designed to make a final distribution of approximately [$1,000] per unit multiplied by the Reference Equity Ratio of the Least Performing Reference Equity as of the [8th] Review Date. This amount could be as low as [$0] per unit. If there is a Trigger Event, the Payment Barrier contingency also would not be met and at termination the trust would not make a final [quarterly] distribution approximately equal to [$40] per unit.

  If as of any Review Date (other than the [eighth] Review Date), the closing share price of each Reference Equity is greater than or equal to its Automatic Call Barrier, an Automatic Call will occur and all of the remaining Options will automatically terminate and the trust will automatically terminate. For any of Options 1-[7] that have not yet had their final Review Date, no payment will be made from the Option Counterparty to the trust and the trust will still owe the present value of such Option's premium as determined by the Calculation Agent (which is generally the Option Counterparty) to be paid from the liquidation of the associated Treasury Obligations. For Option [8], the Option Counterparty will owe the trust [$1,000] per option and the trust will owe an Option premium per option equal to the fair market value as determined by the Calculation Agent as of the [day after the Automatic Call occurs] of [$862] in face value of [_____%] U.S. Treasury obligations maturing [______, 2017] (CUSIP: ____________)
excluding associated accrued interest to be paid from the liquidation of the associated Treasury Obligations. If there is an Automatic Call, the amount received by unitholders after the trust automatically terminates is intended to be approximately [$1,040] per unit but may be more or less than that amount depending on the liquidation proceeds from the Treasury Obligations and the Option premium amounts calculated by the Calculation Agent (which is generally the Option Counterparty) for the Options.

  If there is a Trigger Event, the trust may suffer significant losses and be unable to achieve its investment objective, resulting in a loss on your original investment. In addition, if the Option Counterparty is bankrupt or otherwise cannot pay its obligations when due, then the value of units of the trust would be based on the value of and proceeds from the Treasury Obligations reduced by the amount, if any, that the trust owes to the Option Counterparty under the option contracts.

  The trust may provide interest income from the Treasury obligations. The estimated net annual interest distribution per unit as of the day before the trust's inception is shown under "Investment Summary--Essential Information" and may vary thereafter.

  The foregoing discussion applies to an investment in units held over the entire life of the trust if you purchase units at the regular public offering price on the trust's inception date. Illustrations of the trust's investment strategy and how the Options work appear under "Understanding Your Investment-- Option Expiration Examples" in this prospectus. Additional information about the Options and the Reference Equities appears below.

  THE OPTIONS. The following descriptions of the Options describe the terms of the Options on a per option basis. For each of the [eight] Options, the trust is intended to maintain a ratio of one option per trust unit but it is possible that this may vary over time and failure to maintain this ratio may adversely impact the value of your units and the ability of the trust to achieve its investment objective. Options 1-[7] are the Options with the first [seven] expiration dates. Option [8] is the Option with the [eighth] expiration


4     Investment Summary
date set to occur shortly before the trust's mandatory termination date.

  Each of Options 1-[7] provides for the Option Counterparty to pay the trust [$40] per option at its expiration date if:

  * The closing share price of each Reference Equity is greater than or equal to its Payment Barrier on the Option's final Review Date; and

  * Prior to the Option's final Review Date, an Automatic Call has not previously occurred. An Automatic Call would have occurred if on any prior Review Date starting from the [first] Review Date, the closing share price of each of the [three] Reference Equities was greater than or equal to its Automatic Call Barrier.

  Otherwise, each of Options 1-[7] provides for the Option Counterparty to pay the trust [$0] per option. Each of Options 1-[7] requires the trust to pay the Option Counterparty an option premium of [$14] per option at its expiration date regardless of whether any payment to the trust is required to be made by the Option Counterparty. If an Automatic Call occurs prior to an Option's final Review Date, the Option will terminate and provide for the Option Counterparty to pay the trust [$0] per option but will also require the trust to pay the Option Counterparty the present value of the [$14] option premium per option as determined by the Option's Calculation Agent.

  While designed to result in a single set of payments between the trust and Option Counterparty, the description of the payments on Option [8] are described using a "Part A" and "Part B" payment. Option [8] provides for the Option Counterparty to pay the trust the sum of these Part A and Part B amounts. If no Automatic Call has occurred, this will be due at the Option's expiration date.

  Part A of Option [8] provides for a payment to the trust of [$40] per option if:

  * The closing share price of each Reference Equity is greater than or equal to its Payment Barrier on the Option's final Review Date; and

  * Prior to the Option's final Review Date, there has not already been an Automatic Call. An Automatic Call would have occurred if on any prior Review Date starting from the [first] Review Date, the closing share price of each of the [three] Reference Equities was greater than or equal to its Automatic Call Barrier.

  Otherwise, Part A of Option [8] provides for the Option Counterparty to pay the trust [$0] per option.

  Part B of Option [8] provides for a payment of [$1,000] per option if the closing share price of each Reference Equity is greater than or equal to its Trigger Event Barrier on the Option's final Review Date (i.e. a Trigger Event has not occurred) and there has not already been an Automatic Call prior to the Option's final Review Date.

  If no Automatic Call has occurred prior to the [eighth] Review Date, Option [8] requires the trust to pay the Option Counterparty an Option premium of [$862] per option regardless of whether any payment to the trust is required to be made by the Option Counterparty.

  If an Automatic Call occurs prior to Option [8]'s final Review Date, the Option will terminate and Part A of Option [8] will provide for the Option Counterparty to pay the trust [$0] per option and Part B of Option [8] will provide for a payment per option of [$1,000]. In this case of an Automatic Call, Option [8] will also require the trust to pay the Option Counterparty an Option premium per option equal to the fair market value as determined by the Calculation Agent as of the [day after the Automatic Call occurs] of [$862] in face value of [_____%] U.S. Treasury obligations maturing [______, 2017] (CUSIP: ____________) excluding associated accrued interest.

  If there has not already been an Automatic Call prior to Option [8's] final Review Date but a Trigger Event occurs, Part B of Option [8] provides for the Option Counterparty to pay an amount per option equal to [$1,000] multiplied by the Reference Equity


                                                        Investment Summary     5

Ratio of the Least Performing Reference Equity as of the [8th] Review Date. The trust would still be obligated to pay the Option premium of [$862] per option.
A Trigger Event occurs if as of the Option's final Review Date the closing share price of one or more of the Reference Equities is less than its Trigger Event Barrier.

  All or a portion of the Treasury Obligations associated with a particular Option (generally maturing in the quarter prior to such Option's expiration date) are pledged as collateral in order to secure the trust's obligation to pay the option premium to the Option Counterparty. The Option Counterparty is not required to pledge any collateral to secure its payment obligations to the trust at an expiration date.

  OPTION EXPIRATION DATES AND REVIEW DATES. The expiration dates for each of the [eight] Options are as follows:

  Option 1:    [____________, 2015]
  Option [2]:  [____________, 2015]
  Option [3]:  [____________, 2016]
  Option [4]:  [____________, 2016]
  Option [5]:  [____________, 2016]
  Option [6]:  [____________, 2016]
  Option [7]:  [____________, 2017]
  Option [8]:  [____________, 2017]

  The "Review Dates" are as follows:

  First Review Date:      [____________, 2015]
  [Second] Review Date:   [____________, 2015]
  [Third] Review Date:    [____________, 2016]
  [Fourth] Review Date:   [____________, 2016]
  [Fifth] Review Date:    [____________, 2016]
  [Sixth] Review Date:    [____________, 2016]
  [Seventh] Review Date:  [____________, 2017]
  [Eighth] Review Date:   [____________, 2017]

  The final Review Date associated with a particular Option is the Review Date on or immediately preceding its expiration date.

  THE REFERENCE EQUITIES. The Reference Equities were selected by AAM after considering feasibility and indicative pricing for the potential option contract. The [three] Reference Equities are the common stocks of [_______________ (NYSE Ticker: ____)], [_______________ (NYSE Ticker: ____)]
and [_______________ (NYSE Ticker: ____)]. The summary information below regarding the Reference Equities and the Reference Equities' issuers comes from the Reference Equities' issuers' filings with the U.S. Securities and Exchange Commission ("SEC") filings. You are urged to refer to the SEC filings made by the issuer and to other publicly available information (e.g. the Reference Equity's issuer's annual report) to obtain an understanding of the issuer's business and financial prospects. The summary information contained below is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular issuer. We have not undertaken any independent review or due diligence of the SEC filings of the issuers of the Reference Equities or of any other publicly available information regarding the issuers. Information from outside sources is not incorporated by reference in, and should not be considered part of, this prospectus.

  [_______________ ("______"). Information concerning ______ provided to or filed with the SEC can be located by reference to SEC file number _________. According to its publicly available filings with the SEC, ______ is involved in _________________________________________. The common stock of ______ is listed on the NYSE. The following graph sets forth the historical performance of the common stock of ______ based on the weekly closing prices of the common stock of ______ from [____________, 2010] through [____________, 2015]. The closing price of the common stock of ______ on [____________, 2015] was [$______].  We obtained the closing prices below from Bloomberg Financial Markets, without independent verification. The closing prices may have been


6     Investment Summary
adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. Since its inception, the closing price of the common stock of ______ has experienced significant fluctuations. The historical performance of the common stock of ______ should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of ______ on any Review Date. We cannot give you assurance that the performance of the common stock of ______ will result in payment on the Options to the trust, distributions from the trust at any time to you, or return of your amount invested. We make no representation as to the amount of dividends, if any, that the common stock of ______ will pay in the future. In any event, as an investor in units of the trust, you will not be entitled to receive dividends, if any, that may be payable on the common stock of ______.]

                       [5 YEAR STOCK PRICE CHART TO COME]

  [_______________ ("______"). Information concerning ______ provided to or filed with the SEC can be located by reference to SEC file number _________. According to its publicly available filings with the SEC, ______ is involved in _________________________________________. The common stock of ______ is listed on the NYSE. The following graph sets forth the historical performance of the common stock of ______ based on the weekly closing prices of the common stock of ______ from [____________, 2010] through [____________, 2015]. The closing price of the common stock of ______ on [____________, 2015] was [$______].  We obtained the closing prices below from Bloomberg Financial Markets, without independent verification. The closing prices may have been adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.
Since its inception, the closing price of the common stock of ______ has experienced significant fluctuations. The historical performance of the common stock of ______ should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of ______ on any Review Date. We cannot give you assurance that the performance of the common stock of ______ will result in payment on the Options to the trust, distributions from the trust at any time to you, or return of your amount invested. We make no representation as to the amount of dividends, if any, that the common stock of ______ will pay in the future. In any event, as an investor in units of the trust, you will not be entitled to receive dividends, if any, that may be payable on the common stock of ______.]

                       [5 YEAR STOCK PRICE CHART TO COME]

  [_______________ ("______"). Information concerning ______ provided to or filed with the SEC can be located by reference to SEC file number _________. According to its publicly available filings with the SEC, ______ is involved in _________________________________________. The common stock of ______ is listed on the NYSE. The following graph sets forth the historical performance of the common stock of ______ based on the weekly closing prices of the common stock of ______ from [____________, 2010] through [____________, 2015]. The closing price of the common stock of ______ on [____________, 2015] was [$______].  We obtained the closing prices below from Bloomberg Financial Markets, without independent verification. The closing prices may have been adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.
Since its inception, the closing price of the common stock of ______ has experienced significant fluctuations. The historical performance of the common stock of ______ should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of ______ on any Review Date. We cannot give you assurance that the performance of the common stock of ______ will result in payment on the Options to the trust, distributions from the trust at any time to you, or return of your amount invested. We make no


                                                        Investment Summary     7
representation as to the amount of dividends, if any, that the common stock of ______ will pay in the future. In any event, as an investor in units of the trust, you will not be entitled to receive dividends, if any, that may be payable on the common stock of ______.]

                       [5 YEAR STOCK PRICE CHART TO COME]

  The Options are not designed to provide a return that is the same as the return on the Reference Equities. The Options do not provide exposure to income paid on the Reference Equities. The return on the Options depends on the closing share prices of the Reference Equities relative to their Payment Barriers, Automatic Call Barriers and Trigger Event Barriers as of the applicable Review Dates. If certain corporate actions laid out in the Option contracts occur with respect to the Reference Equities (e.g. stock splits, public offerings, mergers and acquisitions, spin-offs, de-listings and bankruptcy), the Calculation Agent (which is generally the Option Counterparty) is entitled to (i) adjust any term of the Options as it determines appropriate to preserve the theoretical value of such Options to the parties immediately prior to such event, (ii) identity one or more substitute Reference Equities and
(iii) determine the effective date of such adjustments or substitutions, as the case may be.

  EARLY OPTION TERMINATION OR LIQUIDATION. In addition to the possibility of Automatic Calls, Options may be terminated early during the life of the trust. The trust has the right to terminate all or a portion of the Options prior to the applicable expiration date by tendering such Options to the Option Counterparty. This might happen to satisfy unit redemptions, pay trust expenses or in certain other limited circumstances to protect the trust as described in this prospectus. Upon certain circumstances laid out in the option agreement, the Options may be terminated early upon determination by the Option Counterparty. This may include, but is not limited to the trust terminating early, the Option Counterparty being unable to hedge the risks associated with the Options or having the cost of such hedging increase materially or an event resulting in the Calculation Agent being unable to calculate the value of the Reference Equities or make applicable substitutions or adjustments. This determination as to whether to terminate the Options early will be made by the Option Counterparty at its sole discretion.

  If the trust or Option Counterparty exercises its right to terminate all or a portion of the Options prior to the applicable expiration date, the Option Counterparty will be obligated to terminate such Options and make a payment to the trust in connection with such termination. The payment owed to the trust on such terminated Options will be calculated by the Calculation Agent (which is generally the Option Counterparty) and the option agreements obligate the Calculation Agent to do so in good faith and using commercially reasonable procedures. At the time such Options are terminated early, the trust will be obligated to pay a discounted present value of the option premium to the Option Counterparty in an amount determined by the Calculation Agent using a discount rate determined by the Calculation Agent in a commercially reasonable manner.

  You may realize a return on Options that is higher or lower than the intended return on such Options at the applicable expiration date in certain cases, such as redeeming your units prior to the trust's mandatory termination date, where Options are terminated early by the Option Counterparty, or where Options are otherwise liquidated by the trust prior to the applicable expiration date. An early termination of the Options may result in the sponsor electing to terminate the trust early and/or the trust being unable to achieve its investment objective and result in a reduction in the value of your units.

  OPTION COUNTERPARTY. Neither the units nor the trust are sponsored, endorsed, sold or promoted by the Option Counterparty and the Option Counterparty does not act as sponsor, depositor, underwriter or promoter of the trust. The Option Counterparty (i) does not make any representation or warranty, express or implied, to the investors in the units, (ii) is not responsible for and has not participated in the determination


8     Investment Summary
of the timing, prices, or quantities of the units be issued, and (iii) has no obligation or liability in connection with the administration, operation, marketing, sale or trading of the units.

  The Option Counterparty may be unable to make payments in the future if and when due. The trust's ability to achieve its investment objective will depend upon the ability of the Option Counterparty to meet its obligations. If the Option Counterparty defaults on any payment that becomes due to the trust, the trust may suffer losses or be unable to achieve its investment objective and it may result in a reduction in the value of your units and result in a loss. If the Option Counterparty becomes insolvent and the trust is owed a net payment on the Options from the Option Counterparty, the trust may not be able to recover any such amounts owed. If the Option Counterparty becomes insolvent and the trust owes a net payment on the Options to the Option Counterparty, the Options may be terminated early and the trust may be required to make this payment prior to the applicable expiration date. This could result in a loss to the trust on the Options prior to the applicable expiration date where a loss may not have otherwise been experienced if the Options were held to the applicable expiration date.

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* THE OPTION COUNTERPARTY MAY BE UNABLE TO MAKE PAYMENTS IN THE FUTURE IF AND WHEN DUE. The trust's ability to achieve its investment objective will depend upon the ability of the Option Counterparty to meet its obligations. If the Option Counterparty defaults on any payment that becomes due to the trust, the trust may suffer losses or be unable to achieve its investment objective and it may result in a reduction in the value of your units and result in a loss.

* THE FINANCIAL CONDITION OF THE OPTION COUNTERPARTY MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS.
   This may occur at any point in time, including during the primary offering period.

*  THE TRUST DOES NOT GUARANTEE ANY RETURN OF PRINCIPAL.

* YOUR INVESTMENT IN THE TRUST MAY RESULT IN A SIGNIFICANT LOSS. Assuming an Automatic Call has not occurred, the repayment of [$1,000] at trust termination is dependent on the closing share price of the Least Performing Reference Equity as of the [eighth] Review Date. Regardless of the performance of the other [two] Reference Equities, if a Trigger Event occurs you will lose some or even all of your initial investment. You are anticipated to receive an amount at termination of less than [75%] of your initial investment at trust termination if this occurs.

* YOUR PAYMENT AT TRUST TERMINATION MAY BE DETERMINED BY THE LEAST PERFORMING REFERENCE EQUITY. If a Trigger Event occurs, the trust is designed to make a final distribution with a value that approximately represents the depreciated value of the Least Performing Reference Equity after trust fees and expense. This could result in you receiving as little as [$0] at the trust termination and losing some or all of your initial investment.

* ALL POTENTIAL PAYMENTS ON THE OPTIONS AND BY THE TRUST ARE CONTINGENT AND AN INVESTMENT IN UNITS OF THE TRUST DOES NOT GUARANTEE PERIODIC PAYMENTS [QUARTERLY] DURING THE LIFE OF THE TRUST OR ANY AMOUNT TO BE PAID AT TRUST TERMINATION. All payments on the Options from the Option Counterparty to the trust are subject to contingencies related to the closing share prices of the Reference Equities as of the Review Dates. It is possible you will not receive any [quarterly] distributions during the life of the trust.
   All of the


                                                        Investment Summary     9
   payments made during the life of the trust on the Options and the ability of the trust to achieve its objective are dependent on the closing share prices of the Reference Equities relative to their Payment, Automatic Call and Trigger Event Barriers as of the applicable Review Dates. It is likely that one or more of the contingencies for payment will not be met on one or more Review Dates during the life of the trust.

* IF THE CLOSING SHARE PRICE OF EACH OF THE REFERENCE EQUITIES IS AT OR ABOVE THEIR AUTOMATIC CALL BARRIER ON ANY OF THE REVIEW DATES (OTHER THAN THE [EIGHTH] REVIEW DATE), THERE WILL BE AN AUTOMATIC CALL AND THE TRUST AND REMAINING OPTIONS WILL TERMINATE. Remaining Options (other than Option [8]) will terminate without any payment being made to the trust but premiums will still be owed by the trust and the remaining Treasury Obligations will be liquidated. In this case, you are intended to receive an amount approximately equal to [$1,040] per unit. There are no assurances that the amount described above will be realized in the event of an Automatic Call because amounts are dependent on the value received on liquidation of the Treasury Obligations and the calculations of the Option premium by the Calculation Agent (which is generally the Option Counterparty), both of which are subject to significant uncertainty.

* THE CAPITAL APPRECIATION POTENTIAL OF THE TRUST IS LIMITED AND YOU WILL NOT PARTICIPATE IN ANY APPRECIATION IN THE PRICE OF THE REFERENCE EQUITIES DURING THE LIFE OF THE TRUST. The appreciation potential of an investment in units of the trust is limited to the sum of all potential net payments on the Options and Treasury Obligations if the Payment Barrier contingency is met as of each applicable Review Date, no Automatic Call occurs and no Trigger Event occurs. It is unlikely for all of the above to occur and the return on an investment in units of the trust may be significantly less than the return on a direct investment in one or more Reference Equities during the term of the trust.

* YOU ARE EXPOSED TO THE RISK OF DECLINE IN EACH OF THE REFERENCE EQUITIES. Because payouts on the Options are dependent on the closing share price of the Least Performing Reference Equity on each Option's final Review Date, it is possible that [two] of the Reference Equities could have significant price appreciation yet you could lose some or all of your investment because of the negative performance of one of the Reference Equities. The performance of the Reference Equities might or might not be correlated. If your payment at trust termination is adversely impacted by one Reference Equity it will not be offset by the positive performance of another Reference Equity. Accordingly, references to multiple Reference Equities provide you with none of the benefits of diversification and will have an adverse impact on expected returns.

* SO LONG AS THERE HAS NOT BEEN AN AUTOMATIC CALL, YOUR PAYMENT AT TRUST TERMINATION IS DEPENDENT ON THE CLOSING SHARE PRICE ON THE [EIGHTH] REVIEW DATE OF THE LEAST PERFORMING REFERENCE EQUITY. The share price of such Reference Equity at other times during the life of the trust could be greater than or equal to its closing share price on the [eighth] Review Date and significant drops in share prices during the later portion of the life of the trust could result in significant volatility in the value of your units and could result in significant losses. If the closing share price of the Least Performing Reference Equity is less than the Trigger Event Barrier as of the [eighth] Review Date, the most you can expect to receive on the [eighth] Option and related maturing Treasury Obligations is [$750] per unit and such amount could be as little as [$0] per unit.

* THE OPTION COUNTERPARTY WILL GENERALLY ACT AS CALCULATION AGENT FOR THE OPTIONS WHICH MAY RESULT IN CERTAIN CONFLICTS OF INTEREST. The duties of the Calculation Agent include making determinations that affect the Options, such as determining the returns used to determine the final payment by the Options, calculating the value of the Options and amounts owed if Options are


10     Investment Summary
   tendered for early termination or an Automatic Call occurs, determining adjustments with respect to the Options and whether to postpone payment due to a market or other event. In addition, the Option Counterparty or an affiliate determines the value at which the trust may terminate the Options. The exercise of these duties could adversely affect the value of the Options and may present a conflict of interest between the Calculation Agent and the trust.

* AN INVESTMENT IN UNITS OF THE TRUST INCLUDES SIGNIFICANT EXPOSURE TO RISKS ASSOCIATED WITH THE PRICE PERFORMANCE OF THE THREE REFERENCE EQUITIES. The price of any Reference Equity can vary significantly due to factors specific to that Reference Equity and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

* YOU ARE EXPOSED TO RISKS ASSOCIATED WITH INCREASES IN THE PRICES OF SHARES OF THE REFERENCE EQUITIES AS WELL AS DECREASES IN THE PRICES OF SHARES OF THE REFERENCE EQUITIES. An Automatic Call occurs if the closing share price of each of the [three] Reference Equities on any Review Date is greater than or equal to its Automatic Call Barrier. If an Automatic Call occurs, the trust will not achieve its investment objective.

* AN AUTOMATIC CALL CAN OCCUR AS EARLY AS [THREE] MONTHS AFTER THE TRUST'S INCEPTION DATE WHICH WOULD RESULT IN YOU RECEIVING AN EARLY RETURN OF AMOUNTS INVESTED AND THE TRUST NOT ACHIEVING ITS OBJECTIVE. There is no guarantee that you would be able to reinvest the early return of such proceeds for comparable potential returns for similar levels of risk in the event an Automatic Call occurs prior to the trust's mandatory termination date.

* IF THE OPTION COUNTERPARTY BECOMES INSOLVENT, THE TRUST MAY SUFFER LOSSES OR BE UNABLE TO ACHIEVE ITS INVESTMENT OBJECTIVE AND IT MAY RESULT IN A REDUCTION IN THE VALUE OF YOUR UNITS AND RESULT IN A LOSS. If the Option Counterparty becomes insolvent and the trust is owed a net payment on Options from the Option Counterparty, the trust may not be able to recover any such amounts owed. If the Option Counterparty becomes insolvent and the trust owes a net payment on Options to the Option Counterparty, the Options may be terminated early and the trust may be required to make this payment prior to the applicable expiration date. This could result in a loss to the trust on the Options prior to the applicable expiration date where a loss may not have otherwise been experienced if such Options were held to the applicable expiration date.

* THE VALUE OF THE TREASURY OBLIGATIONS WILL GENERALLY FALL IF INTEREST RATES, IN GENERAL, RISE. No one can predict whether interest rates will rise or fall in the future.

* THE TRUST IS EXPOSED TO RISKS ASSOCIATED WITH THE OPTION COUNTERPARTY WHICH IS A COMPANY IN THE FINANCIAL SERVICES INDUSTRY. Negative developments in the financial services industry may affect the value of your investment more than would be the case in a more diversified investment.

* UNITHOLDERS WILL NOT HAVE CONTROL, VOTING RIGHTS OR RIGHTS TO RECEIVE CASH DIVIDENDS OR OTHER DISTRIBUTIONS OR OTHER RIGHTS THAT HOLDERS OF A DIRECT INVESTMENT IN THE REFERENCE EQUITIES WOULD NORMALLY HAVE.

* DISTRIBUTIONS OF INTEREST FROM THE TREASURY OBLIGATIONS MAY BE INSUFFICIENT TO MEET ANY OR ALL EXPENSES OF THE TRUST. If the cash balances in the income and capital accounts are insufficient to provide for expenses and other amounts payable by the trust, the trust may sell trust property to pay such amounts. These sales may result in losses to unitholders and the inability of the trust to meet its investment objective.


                                                       Investment Summary     11

   You could experience a dilution of your investment if we increase the size of your trust as we sell units. There is no assurance that your investment will maintain its size or composition.

* THE TRUST WILL AUTOMATICALLY TERMINATE IN THE EVENT OF AN AUTOMATIC CALL. In addition, the trustee has the power to terminate your trust early in limited cases as described under "Understanding Your Investment--How Your Trust Works--Termination of Your Trust". If the trust terminates early, the trust may suffer losses and be unable to achieve its investment objective. This could result in a reduction in the value of units and result in a significant loss to investors.

* UPON CERTAIN CIRCUMSTANCES LAID OUT IN THE OPTION AGREEMENT, THE OPTIONS MAY BE TERMINATED EARLY UPON DETERMINATION BY THE OPTION COUNTERPARTY AS DESCRIBED UNDER "INVESTMENT SUMMARY--PRINCIPAL INVESTMENT STRATEGY--EARLY OPTION TERMINATION OR LIQUIDATION". An early termination of the Options may result in the early termination of the trust and/or the trust being unable to achieve its investment objective and result in a reduction in the value of your units.

* NO ONE CAN GUARANTEE THAT A LIQUID SECONDARY TRADING MARKET WILL EXIST FOR THE OPTIONS. The Options will not be listed on any exchange and are not registered under the Securities Act of 1933. The trust has the right to terminate the Options with the Option Counterparty prior to the expiration date. If the trust exercises its right to terminate Options prior to the Option Expiration Date, the Option Counterparty will be obligated to terminate a portion of the Options for cash equal to an amount payable in connection with such termination. In addition, in the event any Option is terminated prior to the applicable expiration date, the Calculation Agent (which is generally the Option Counterparty) will calculate the amount owed to the trust in connection with such termination as described above.

* AN INVESTMENT IN THE TRUST IS NOT A DEPOSIT OF ANY BANK AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

* WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will hold, and may continue to buy, the same securities even if the market value declines.








12     Investment Summary

                                WHO SHOULD INVEST

 You should consider this investment if you:

  * Want to own securities representing interests in Treasury Obligations and Options in a single investment.

  * Want potential for periodic distributions over the life of the trust and payment at trust termination of approximately [$1,000] per unit subject to the stated contingencies associated with the prices of shares of the Reference Equities.

  * Are willing to accept the risk of losing some or all of your principal if a Trigger Event occurs.

  * Are willing to accept the risk that you will receive no periodic distributions.

  * Are willing to accept the risk that your investment will terminate early if there is an Automatic Call.

  *  Are willing to accept limited capital appreciation potential.

 You should not consider this investment if you:

  * Are uncomfortable with the risks of an unmanaged investment in Treasury Obligations and Options.

  * Are uncomfortable with the exposure to the risks associated with the Options and the contingencies associated with the Reference Equities.

  * Are uncomfortable with the potential for a loss of a significant portion of your investment.

  *  Are seeking unlimited capital appreciation potential.

  * Are unwilling to accept the risk of losing some or all of your principal if there is a Trigger Event.

  * Are unwilling to accept the risk that you will receive no periodic distributions.

  * Are unwilling to accept the risk that your investment will terminate early if there is an Automatic Call.



                                                       Investment Summary     13

          ------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          PUBLIC OFFERING PRICE PER UNIT
          AT INCEPTION*                         [$1,000.00--$1,100.00]

          PRINCIPAL AMOUNT OF TREASURY
          OBLIGATIONS PER UNIT AT INCEPTION*                 [$960.00]

          INCEPTION DATE                            ____________, 2015

          MANDATORY TERMINATION DATE              ____________, [2017]

          ESTIMATED INITIAL DISTRIBUTION
          PER UNIT*                                             $_____

          DISTRIBUTION DATES                  25th day of March, June,
                                                September and December
          RECORD DATES                        10th day of March, June,
                                                September and December

          INITIAL DISTRIBUTION DATE               __________ 25, 201__
          INITIAL RECORD DATE                     __________ 10, 201__

          CUSIP NUMBER                                       _________

          TICKER SYMBOL                                         ______

          MINIMUM INVESTMENT                                    1 unit

          ------------------------------------------------------------

*  As of ____________, 2015 and may vary thereafter.


                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on the initial unit price. Actual expenses may vary.

                                   AS A %           AMOUNT
                                  OF $1,000          PER
SALES FEE                         INVESTED           UNIT
                                  ------------------------

Maximum sales fee                   3.50%          [$35.00]
                                   =======         =======

ORGANIZATION COSTS                 [0.38%]           $3.80
                                   =======         =======


                                   AS A %          AMOUNT
ANNUAL                             OF NET           PER
OPERATING EXPENSES                 ASSETS           UNIT
                                  ------------------------

Trustee fee & expenses              _.__%            $____
Supervisory, evaluation
  and administration fees           _.__              ____
                                   -------         -------
Total                               _.__%            $____
                                   =======         =======


                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

           1 year                                        $_____
          [2 years] (approximate life of trust)          $_____

  These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment.


14     Investment Summary

ACRET MLT(SM) PORTFOLIO, SERIES 2015-1
(ADVISORS DISCIPLINED TRUST 1450)
PORTFOLIO -- AS OF THE INITIAL DATE OF DEPOSIT, ____________, 2015


                                                                            PERCENTAGE OF       NUMBER      MARKET       COST OF
  DESCRIPTION OF                             OPTION           OPTION      AGGREGATE OFFERING      OF       VALUE PER   SECURITIES
  OPTIONS(1)                              COUNTERPARTY      EXPIRATION          PRICE           OPTIONS    OPTION(2)   TO TRUST(2)
----------------------------------------------------------------------------------------------------------------------------------

OPTIONS --  [0.00%]






















                                                                               ---------                                ----------
TOTAL OPTIONS                                                                   ___.__%                                 $________
                                                                               ---------                                ----------





                                                                             PERCENTAGE OF                              COST OF
  NAME OF ISSUER AND TITLE OF                                             AGGREGATE OFFERING           PAR             SECURITIES
  TREASURY OBLIGATION(3)                                                         PRICE                VALUE            TO TRUST(2)
----------------------------------------------------------------------------------------------------------------------------------

TREASURY OBLIGATIONS -- [100.00%]













                                                                               ---------                               -----------
TOTAL TREASURY OBLIGATIONS                                                      ___.__%                                 $________
                                                                               ---------                               -----------


                                                                               ---------                               -----------
TOTAL                                                                           ___.__%                                 $________
                                                                               =========                               ===========




                            See "Notes to Portfolio"


                                                       Investment Summary     15

Notes to Portfolio

(1) The sponsor entered into the Options on ____________, 2015. Payment of the option premiums are due on the [eight] Options by [____________, 2015], [____________, 2016], [____________, 2016], [____________, 2016],
     [____________, 2016], [____________, 2017], [____________, 2017] and
     [____________, 2017], respectively. Treasury Obligations are pledged as collateral in order to secure payment to the Option Counterparty at the expiration or earlier termination of the Options.

(2) The value of U.S. Treasury obligations is based on the current offering side evaluation as of the close of the New York Stock Exchange on the business day prior to the trust's inception date. Advisors Asset Management, Inc. is the evaluator of the trust. Capelogic, Inc., an independent pricing service, determined the initial prices of the securities shown in this prospectus at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. The value of the Options is based on the evaluator's good faith determination of the fair value of the Options at its reasonable discretion taking into consideration factors, including, but not limited to (a) the net amount to be paid or received by the trust in connection with an early termination of Options as determined pursuant to the option agreement on the valuation date, (b) current ask prices for the Options as obtained from investment dealers or brokers who customarily deal in options comparable to the Options held by the trust and (c) ask prices for comparable options or securities. The aggregate offering or ask price is greater than the aggregate bid price of securities, which is the basis on which redemption prices will be determined for purposes of redemption of units after the initial offering period. Accounting Standards Codification 820, "Fair Value Measurements" establishes a framework for measuring fair value and expands disclosure about fair value measurements in financial statements for the trust. The framework under the standard is comprised of a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

          Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the trust has the ability to access as of the measurement date.

          Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

          Level 3: Significant unobservable inputs that reflect a trust's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

     The Treasury Obligations are valued as Level 2 securities. The Options are valued as Level 3 securities. The cost of the securities to the sponsor and the sponsor's profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $__________ and $__________, respectively. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing those securities. Changes in valuation techniques may result in transfers in or out of an investment's assigned level as described above. The following table summarizes the trust's investments as of ____________, 2015, based on inputs used to value them:

                                           LEVEL 1     LEVEL 2     LEVEL 3
     ----------------------------------------------------------------------
       Options                            $           $           $
       Treasury Obligations
     ----------------------------------------------------------------------
       Total                              $           $           $
     ======================================================================


(3) The Treasury Obligations are represented by contracts to purchase such securities the performance of which is secured by an irrevocable letter of credit. Contracts to acquire these securities were entered into on ____________, 2015, and have an expected settlement date of ____________, 2015.

(4) A Treasury Obligation marked with this note was issued at an original issue discount.

(5)  This is a non-income producing security.


16     Investment Summary

-----------------------------
UNDERSTANDING YOUR INVESTMENT
-----------------------------


                           OPTION EXPIRATION EXAMPLES

  The following two tables illustrate the payments on the Options and examples of how the trust's investment strategy is intended to work.

  The tables are hypothetical illustrations of the mathematical principles underlying the Options and the trust's investment strategy. The tables are not intended to predict or project the performance of the Options or the trust. The actual distributions that you receive will vary from these illustrations with changes in expenses and early termination of Options or defaults by the Option Counterparty. For an explanation of the Option computations, please refer to the discussion under "Investment Summary--Principal Investment Strategy". Negative amounts in the tables below indicate a payment to be made by the trust and positive amounts indicate a payment to be received by the trust. The examples apply only to an investment held from the trust's inception date through the trust's scheduled termination on the mandatory termination date set forth under "Investment Summary--Essential Information" or until an Automatic Call occurs where indicated. The examples assume that units are not sold back to us or redeemed early.

  The first table shows how Options 1-[7], the associated Treasury Obligations (maturing during the first [seven] [quarters] of the trust's life) and the trust work during the first [seven] [quarters] of the trust's life assuming no Automatic Call occurs. The first table does not show or incorporate the impact of Option [8], the associated Treasury Obligations (maturing in the final [quarter] of the trust's life) or hypothetical payments at the trust's scheduled termination. The second table shows how Option [8], the associated Treasury Obligations (maturing in the final [quarter] of the trust's life) and the trust work in the final [quarter] of the trust's life and at scheduled trust termination assuming no Automatic Call occurs. In both tables, "Estimated Net Interest Income per Unit" reflects the "Estimated net annual interest income per unit" shown under "Investment Summary--Essential Information" with amounts allocated between the first and second tables based on estimated cash flows on the respective Treasury Obligations, which actual amount will vary based on the trust's expenses and other factors described under "Understanding Your Investments--Distributions--Estimated Distributions". In both tables the "Maturity Proceeds" under "Amounts from Treasury Obligations" columns represent the per unit face value of the Treasury Obligations maturing in the applicable [quarters] during the trust's life. In both tables the "Premium Paid to Option Counterparty by Trust per Unit" represents the premium owed per unit on the Options at their expiration dates.

  In the first table, the column showing hypothetical "Number of Options Where a Reference Equity was at or Above Payment Barrier" and "Number of Options Where a Reference Equity was Below Payment Barrier" reflect hypothetical scenarios as of the final Review Dates for Options 1-[7]. The second table presents how Option [8], the related maturing Treasury Obligations and the trust works based on the Reference Equity Ratio of the Least Performing Reference Equity as of the final Review Date for the [8th] Option. While Option [8] provides for a single set of netted payments between the trust and Option Counterparty, the description of the payments by Option Counterparty to the trust per unit are broken into the "Part A" and "Part B" payments. The Part A payment is [$40] if the closing share price of the Least Performing Reference Equity is


                                            Understanding Your Investment     17
greater than or equal to its Payment Barrier as of the [eighth] Review Date, otherwise it is [$0]. The Part B payment is [$1,000] unless a Trigger Event occurs. If a Trigger Event occurs, the trust would pay a net amount per option of [$862] less an amount per option equal to [$1,000] multiplied by the Reference Equity Ratio of the Least Performing Reference Equity as of the [8th] Review Date.

  In both tables, the amounts shown as "Payment by Option Counterparty to Trust per Unit" represents the hypothetical mathematical calculation of the amount required to be paid by the Option Counterparty to the trust on the applicable Options based on the applicable facts shown. In both tables, the "Net Payment to/by Trust on Options" represents the net amounts shown as "Payment by Option Counterparty to Trust per Unit" (a positive number or zero, plus the "Premium Paid to Option Counterparty by Trust per Unit" (a negative number). In both tables the "Hypothetical Total Amount for Trust per Unit" represents the sum of the "Amounts from Treasury Obligations" and the "Net Payment to/by Trust on Options per Unit" columns.

  The amounts in the table do not reflect what is anticipated to occur if there is an Automatic Call at any point during the life of the trust. An explanation of what is expected to occur to the Options and the trust in the event of an Automatic Call is described below under "Automatic Call".

  All figures in the tables assume that the Options are held until the applicable Option expiration date, units are held until the trust's mandatory termination date and an Automatic Call does not occur. Early terminations of the Options will result in the trust receiving or making net payments on the Options as determined by the Calculation Agent (which is generally the Option Counterparty). All amounts in the tables and the examples below are rounded to the nearest dollar for ease of analysis.


18     Understanding Your Investment

------------------------------------------------------------------------------------------------------------------------------------

                                  HOW THE TRUST WORKS:  CONTINGENT PAYMENTS ON OPTIONS 1-[7] AND
                                                CORRESPONDING TREASURY OBLIGATIONS

                           HYPOTHETICAL PAYMENTS ON THE [7] OPTIONS AND TREASURY OBLIGATIONS DURING THE
                       FIRST [SEVEN] [QUARTERS] OF THE TRUST'S LIFE ASSUMING NO AUTOMATIC CALL HAS OCCURRED


  ----------------------------       ------------------------------------------------------------------------       ----------------
                                                                                                                      HYPOTHETICAL
          AMOUNTS FROM                                                                                                TOTAL AMOUNT
      TREASURY OBLIGATIONS                             AMOUNTS FROM OPTIONS 1-[7] PER UNIT                              PER UNIT
  ----------------------------       ------------------------------------------------------------------------       ----------------

                                       NUMBER OF
                                        OPTIONS      NUMBER OF
                   MATURITY             WHERE A       OPTIONS
                   PROCEEDS            REFERENCE      WHERE A        PREMIUM         PAYMENT         NET
     ESTIMATED    DURING THE           EQUITY WAS    REFERENCE       PAID TO            BY         PAYMENT
        NET         FIRST                AT OR       EQUITY WAS       OPTION          OPTION        TO/BY             HYPOTHETICAL
     INTEREST       SEVEN                ABOVE         BELOW       COUNTERPARTY    COUNTERPARTY    TRUST ON           TOTAL AMOUNT
      INCOME       QUARTERS             PAYMENT       PAYMENT        BY TRUST        TO TRUST      OPTIONS             FOR TRUST
     PER UNIT      PER UNIT             BARRIER       BARRIER        PER UNIT        PER UNIT      PER UNIT             PER UNIT
  ----------------------------       ------------------------------------------------------------------------       ----------------
       [$0]         [$98]                  0             7            [-$98]            [$0]        [-$98]                  [$0]
       [$0]         [$98]                  1             6            [-$98]           [$40]        [-$58]                 [$40]
       [$0]         [$98]                  2             5            [-$98]           [$80]        [-$18]                 [$80]
       [$0]         [$98]        +         3             4            [-$98]          [$120]         [$22]      =         [$120]
       [$0]         [$98]                  4             3            [-$98]          [$160]         [$62]                [$160]
       [$0]         [$98]                  5             2            [-$98]          [$200]        [$102]                [$200]
       [$0]         [$98]                  6             1            [-$98]          [$240]        [$142]                [$240]
       [$0]         [$98]                  7             0            [-$98]          [$280]        [$182]                [$280]

------------------------------------------------------------------------------------------------------------------------------------







                                            Understanding Your Investment     19

------------------------------------------------------------------------------------------------------------------------------------

                              HOW THE TRUST WORKS:  OPTION [8] AND CORRESPONDING TREASURY OBLIGATIONS

                           HYPOTHETICAL PAYMENTS ON THE [8TH] OPTION AND TREASURY OBLIGATIONS DURING THE
                            FINAL [QUARTER] OF THE TRUST'S LIFE ASSUMING NO AUTOMATIC CALL HAS OCCURRED


-----------------------   -----------------------------------------------------------------------------------------   --------------
                                                                                                                       HYPOTHETICAL
 AMOUNTS FROM TREASURY                                                                                                 TOTAL AMOUNT
      OBLIGATIONS                                     AMOUNTS FROM OPTION [8] PER UNIT                                   PER UNIT
-----------------------   -----------------------------------------------------------------------------------------   --------------

                           HYPOTHETICAL
                             CHANGE IN   HYPOTHETICAL
             MATURITY        REFERENCE     REFERENCE                 PREMIUM
 ESTIMATED   PROCEEDS      EQUITY RATIO  EQUITY RATIO                PAID TO     PAYMENT BY OPTION
    NET     DURING THE       OF LEAST      OF LEAST      HAS A       OPTION       COUNTERPARTY TO     NET PAYMENT      HYPOTHETICAL
 INTEREST      FINAL        PERFORMING    PERFORMING    TRIGGER   COUNTERPARTY    TRUST PER UNIT      TO/BY TRUST      TOTAL AMOUNT
  INCOME      QUARTER        REFERENCE     REFERENCE     EVENT      BY TRUST    -------------------  ON OPTION [8]      FOR TRUST
 PER UNIT    PER UNIT         EQUITY        EQUITY     OCCURRED?    PER UNIT     PART A     PART B      PER UNIT         PER UNIT
-----------------------   -----------------------------------------------------------------------------------------   --------------
   [$0]       [$862]            100%        200%          [NO]       [-$862]      [$40]    [$1,000]       [$178]         [$1,040]
   [$0]       [$862]             95%        195%          [NO]       [-$862]      [$40]    [$1,000]       [$178]         [$1,040]
   [$0]       [$862]             90%        190%          [NO]       [-$862]      [$40]    [$1,000]       [$178]         [$1,040]
   [$0]       [$862]             85%        185%          [NO]       [-$862]      [$40]    [$1,000]       [$178]         [$1,040]
   [$0]       [$862]             80%        180%          [NO]       [-$862]      [$40]    [$1,000]       [$178]         [$1,040]
   [$0]       [$862]             75%        175%          [NO]       [-$862]      [$40]    [$1,000]       [$178]         [$1,040]
   [$0]       [$862]             70%        170%          [NO]       [-$862]      [$40]    [$1,000]       [$178]         [$1,040]
   [$0]       [$862]             65%        165%          [NO]       [-$862]      [$40]    [$1,000]       [$178]         [$1,040]
   [$0]       [$862]             60%        160%          [NO]       [-$862]      [$40]    [$1,000]       [$178]         [$1,040]
   [$0]       [$862]             55%        155%          [NO]       [-$862]      [$40]    [$1,000]       [$178]         [$1,040]
   [$0]       [$862]             50%        150%          [NO]       [-$862]      [$40]    [$1,000]       [$178]         [$1,040]
   [$0]       [$862]             45%        145%          [NO]       [-$862]      [$40]    [$1,000]       [$178]         [$1,040]
   [$0]       [$862]             40%        140%          [NO]       [-$862]      [$40]    [$1,000]       [$178]         [$1,040]
   [$0]       [$862]             35%        135%          [NO]       [-$862]      [$40]    [$1,000]       [$178]         [$1,040]
   [$0]       [$862]             30%        130%          [NO]       [-$862]      [$40]    [$1,000]       [$178]         [$1,040]
   [$0]       [$862]             25%        125%          [NO]       [-$862]      [$40]    [$1,000]       [$178]         [$1,040]
   [$0]       [$862]             20%        120%          [NO]       [-$862]      [$40]    [$1,000]       [$178]         [$1,040]
   [$0]       [$862]             15%        115%          [NO]       [-$862]      [$40]    [$1,000]       [$178]         [$1,040]
   [$0]       [$862]             10%        110%          [NO]       [-$862]      [$40]    [$1,000]       [$178]         [$1,040]
   [$0]       [$862]              5%        105%          [NO]       [-$862]      [$40]    [$1,000]       [$178]         [$1,040]
   [$0]       [$862]    +         0%        100%          [NO]       [-$862]      [$40]    [$1,000]       [$178]    =    [$1,040]
   [$0]       [$862]             -5%         95%          [NO]       [-$862]      [$40]    [$1,000]       [$178]         [$1,040]
   [$0]       [$862]            -10%         90%          [NO]       [-$862]      [$40]    [$1,000]       [$178]         [$1,040]
   [$0]       [$862]            -15%         85%          [NO]       [-$862]      [$40]    [$1,000]       [$178]         [$1,040]
   [$0]       [$862]            -20%         80%          [NO]       [-$862]      [$40]    [$1,000]       [$178]         [$1,040]
   [$0]       [$862]            -25%         75%          [NO]       [-$862]      [$40]    [$1,000]       [$178]         [$1,040]
   [$0]       [$862]            -30%         70%         [YES]       [-$862]       [$0]      [$700]      [$-162]           [$700]
   [$0]       [$862]            -35%         65%         [YES]       [-$862]       [$0]      [$650]      [$-212]           [$650]
   [$0]       [$862]            -40%         60%         [YES]       [-$862]       [$0]      [$600]      [$-262]           [$600]
   [$0]       [$862]            -45%         55%         [YES]       [-$862]       [$0]      [$550]      [$-312]           [$550]
   [$0]       [$862]            -50%         50%         [YES]       [-$862]       [$0]      [$500]      [$-362]           [$500]
   [$0]       [$862]            -55%         45%         [YES]       [-$862]       [$0]      [$450]      [$-412]           [$450]
   [$0]       [$862]            -60%         40%         [YES]       [-$862]       [$0]      [$400]      [$-462]           [$400]
   [$0]       [$862]            -65%         35%         [YES]       [-$862]       [$0]      [$350]      [$-512]           [$350]
   [$0]       [$862]            -70%         30%         [YES]       [-$862]       [$0]      [$300]      [$-562]           [$300]
   [$0]       [$862]            -75%         25%         [YES]       [-$862]       [$0]      [$250]      [$-612]           [$250]
   [$0]       [$862]            -80%         20%         [YES]       [-$862]       [$0]      [$200]      [$-662]           [$200]
   [$0]       [$862]            -85%         15%         [YES]       [-$862]       [$0]      [$150]      [$-712]           [$150]
   [$0]       [$862]            -90%         10%         [YES]       [-$862]       [$0]      [$100]      [$-762]           [$100]
   [$0]       [$862]            -95%          5%         [YES]       [-$862]       [$0]       [$50]      [$-812]            [$50]
   [$0]       [$862]           -100%          0%         [YES]       [-$862]       [$0]        [$0]      [$-862]             [$0]

------------------------------------------------------------------------------------------------------------------------------------



20     Understanding Your Investment

                                 AUTOMATIC CALL

  An "Automatic Call" occurs if on any Review Date prior to the [eighth] Review Date the closing share price of each of the [three] Reference Equities is greater than or equal to [100%] of its Initial Level (i.e. its Automatic Call Barrier). If an Automatic Call occurs, the trust will automatically terminate and:

  * For any of Options [2-7] that have not yet reached their final Review Date, such Options will automatically terminate early;

     o such Options will not obligate the Option Counterparty to make any payment to the trust;

     o the trust will be obligated to pay the Option Counterparty the present value of the [$14] premium per option;

  *  Option [8] will automatically terminate early;

     o Option [8] will obligate the Option Counterparty to make a payment to the trust in an amount per unit of [$1,000];

     o The trust will be obligated to pay the Option Counterparty an Option premium per option equal to the fair market value as determined by the Calculation Agent as of the [day after the Automatic Call occurs] of [$862] in face value of [_____%] U.S. Treasury obligations maturing [______, 2017] (CUSIP: ____________) excluding associated accrued interest; and

  * The Treasury Obligations in the trust's portfolio will either mature or be liquidated.

  The amounts from the maturing and liquidated Treasury Obligations are intended to be sufficient to pay for the Options' premiums. However, there are no assurances that the amounts described above will be realized because these amounts are dependent on the value received on liquidation of the Treasury Obligations and the Option premium calculations, both of which are subject to significant uncertainty. All Option premium calculations are determined by the Calculation Agent (which is generally the Option Counterparty).

                                    EXAMPLES

  The following examples illustrate how payments are designed to operate in different hypothetical scenarios.

Example--On the first [three] Review Dates, the Reference Equity Ratio of the Least Performing Reference Equity is greater than or equal to [75%] but less than [100%]. On each of the [fourth through seventh] Review Dates, the Reference Equity Ratio of the Least Performing Reference Equity is less than [75%]. On the [Eighth] Review Date, the Reference Equity Ratio of the Least Performing Reference Equity is [85%].
--------------------------------------------------------------------------------

  The following provides an example of how the Options and the trust are designed to work where, on each of the first [three] Review Dates the closing share price of the Least Performing Reference Equity is greater than or equal to the Payment Barrier but less than the Automatic Call Barrier, on each of the [fourth through seventh] Review Dates the closing share price of the Least


                                            Understanding Your Investment     21

Performing Reference Equity is less than the Payment Barrier and on the [eighth] Review Date the closing share price of the Least Performing Reference Equity is greater than or equal to the Payment Barrier and Trigger Event Barrier. Using this set of facts the following payments are intended to be made:

  * Approximately [$0] per unit in estimated net interest income per unit from Treasury Obligations over the trust's life.

  * Approximately [$169] per unit on Options 1-[7] and the corresponding Treasury Obligations from:

     o [$78] per unit on Options 1-[3]. There has not been an Automatic Call and the closing share price of the Least Performing Reference Equity is greater than or equal to the Payment Barrier for each Option's final Review Date. For each of those [3] Options the Option Counterparty is obligated to pay the trust [$40] per option at the respective expiration dates and the trust is obligated to pay the Option Counterparty the option premium of [$14] per option.

     o [-$56] per unit on Options [4-7]. There has not been an Automatic Call however, the closing share price of the Least Performing Reference Equity is less than the Payment Barrier for each Option's final Review Date. For each of those [3] Options the Option Counterparty is not obligated to pay any amount at the respective expiration dates and the trust is obligated to pay the Option Counterparty the option premium of [$14] per option.

     o [$98] per unit in proceeds from the maturing Treasury Obligation during the first [seven] [quarters] of the trust's life.

  * Approximately [$1,040] per unit on Option [8] and the corresponding Treasury Obligations from:

     o [$178] per option on Option [8]. There has not been an Automatic Call and there has not been a Trigger Event. Therefore, Part A of the payment owed by the Option Counterparty to the trust is [$40] and Part B of the payment owed by the Option Counterparty to the trust is [$1,000] per option. The trust is obligated to pay the option premium of [$862] per option.

     o [$862] per unit in proceeds from the Treasury Obligation maturing during the [eighth] [quarter] of the trust's life.

  In this example, the total hypothetical amount per unit over the trust's life assuming the Option Counterparty makes payments when due is approximately [$1,209] as shown above ([$0]+[$169]+[$1,040]).

Example--On each of the [eight] Review Dates, the Reference Equity Ratio of the Least Performing Reference Equity is greater than or equal to [75%] but less than [100%]. On the [Eighth] Review Date, the Reference Equity Ratio of the Least Performing Reference Equity is [85%].
--------------------------------------------------------------------------------

  The following provides an example of how the Options and the trust are designed to work where, on each of the [eight] Review Dates, the closing share price of the Least Performing


22     Understanding Your Investment

Reference Equity is greater than or equal to the Payment Barrier but less than the Automatic Call Barrier, and on the [eighth] Review Date the closing share price of the Least Performing Reference Equity is greater than or equal to the Trigger Event Barrier. Using this set of facts the following payments are intended to be made:

  * Approximately [$0] per unit in estimated net interest income per unit from Treasury Obligations over the trust's life.

  * Approximately [$280] per unit on Options 1-[7] and the corresponding Treasury Obligations from:

     o [$182] per unit on Options 1-[7]. There has not been an Automatic Call and the closing share price of the Least Performing Reference Equity is greater than or equal to the Payment Barrier for each Option's final Review Date. For each of those [7] Options the Option Counterparty is obligated to pay the trust [$40] per option at the respective expiration dates and the trust is obligated to pay the Option Counterparty the option premium of [$14] per option.

     o [$98] per unit in proceeds from the maturing Treasury Obligation during the first [seven] [quarters] of the trust's life.

  * Approximately [$1,040] per unit on Option [8] and the corresponding Treasury Obligations from:

     o [$178] per option on Option [8]. There has not been an Automatic Call and there has not been a Trigger Event. Therefore, Part A of the payment owed by the Option Counterparty to the trust is [$40] per option and Part B of the payment owed by the Option Counterparty to the trust is [$1,000] per option. The trust is obligated to pay the option premium of [$862] per option.

     o [$862] per unit in proceeds from the Treasury Obligation maturing during the [eighth] [quarter] of the trust's life.

  In this example, the total hypothetical amount per unit over the trust's life assuming the Option Counterparty makes payments when due is approximately [$1,320] as shown above ([$0]+[$280]+[$1,040]). This represents the maximum amount the trust is intended to potentially distribute to unitholders over the life of the trust.

Example--On each Review Date the Reference Equity Ratio of the Least Performing Reference Equity is less than [75%]. On the [Eighth] Review Date, the Reference Equity Ratio of the Least Performing Reference Equity is [60%] (i.e. the price of that Reference Equity dropped [40%] from its Initial Level to the close of the market on the [Eighth] Review Date).
--------------------------------------------------------------------------------

  The following provides an example of how the Options and the trust are designed to work where, on each of the [eight] Review Dates, the closing share price of the Least Performing Reference Equity is less than the Payment Barrier and on the [eighth] Review Date a Trigger Event occurs. Using this set of facts the following payments are intended to be made:

  * Approximately [$0] per unit in estimated net interest income per unit from Treasury Obligations over the trust's life.


                                            Understanding Your Investment     23

  * Approximately [$0] per unit on Options 1-[7] and the corresponding Treasury Obligations from:

     o [$-98] per unit on Options 1-[7]. There has not been an Automatic Call and the closing share price of the Least Performing Reference Equity is lower than the Payment Barrier for each Option's final Review Date. For each of those [seven] Options the Option Counterparty is not obligated to pay the trust any amount at the respective expiration dates and the trust is obligated to pay the Option Counterparty the option premium of [$14] per option.

     o [$98] per unit in proceeds from the maturing Treasury Obligation during the first [seven] [quarters] of the trust's life.

  * Approximately [$600] per unit on Option [8] and the corresponding Treasury Obligations from:

     o [-$262] per option on Option [8]. There has not been an Automatic Call and there has been a Trigger Event. Therefore, Part A of the payment owed by the Option Counterparty to the trust is [$0] per option and Part B of the payment owed by the Option Counterparty to the trust is [$1000]X[60%]=[$600] per option. The trust is obligated to pay the option premium of [$862] per option.

     o [$862] per unit in proceeds from the Treasury Obligation maturing during the [eighth] [quarter] of the trust's life.

  In this example, the total hypothetical amount per unit over the trust's life assuming the Option Counterparty makes payments when due is approximately [$600] as shown above ([$0]+[$0]+[$600]).

Example--On the first Review Date, the Reference Equity Ratio of each of the [three] Reference Equities is greater than [100%]
--------------------------------------------------------------------------------

  The following provides an example of how the Options and the trust are designed to work where, on the first Review Date, the closing share price of each of the Reference Equities is greater than the Automatic Call Barrier. This would result in an Automatic Call as of the first Review Date, all of the Options would terminate automatically, the Treasury Obligations would be liquidated and the trust would terminate automatically.

  Using this set of facts the following payments are intended to be made following the trust's automatic termination:

  * Approximately [$0] per unit in estimated net interest income per unit from Treasury Obligations over the trust's life.

  * Approximately [$40] per unit on Option 1 and the corresponding Treasury obligation from:

     o The closing share price of the Least Performing Reference Equity is greater than the Payment Barrier for the Option's final Review Date.
        For this Option, the Option Counterparty is obligated to pay the trust [$40] per option at the Option's expiration date and the trust is obligated to pay the Option Counterparty the option premium of [$14] per option.


24     Understanding Your Investment

     o [$14] per unit in proceeds from the maturing Treasury Obligation during the first [quarter] of the trust's life.

  * An amount anticipated to be slightly greater than approximately [$0] per unit on Options [2-7] and the corresponding Treasury Obligations from:

     o The present value of [$-84] per unit on Options [2-7]. There has been an Automatic Call. Each of these [six] Options would terminate early automatically and the Option Counterparty is obligated to pay the trust any amount at their early termination and the trust is obligated to pay the Option Counterparty the present value of the [$14] premium per option. This amount is dependent on the present value calculations by the Calculation Agent (which is generally the Option Counterparty), which is subject to uncertainty.

     o An amount anticipated to be slightly greater than the present value of [$84] from the liquidation of the Treasury Obligations with a face value of [$84] per unit. This amount is dependent on the value received from liquidating the Treasury Obligations in the market and may be more or less than the present value of [$84] but is expected to be greater than the present value of [$84] because these are all coupon paying Treasury Obligations. This amount is dependent on the value received on liquidation of the Treasury Obligations which is subject to significant uncertainty.

  * An amount anticipated to be approximately equal to [$1,000] per unit on Option [8] and the corresponding Treasury Obligations from:

     o An amount anticipated to be approximately [$138] per option on Option [8]. There has been an Automatic Call. Therefore, Part A of the payment owed by the Option Counterparty to the trust is [$0] per option and Part B of the payment owed by the Option Counterparty to the trust is [$1,000] per option.

        The trust is obligated to pay an Option premium per option equal to the fair market value as determined by the Calculation Agent as of the [day after the Automatic Call occurs] of [$862] in face value of [_____%] U.S. Treasury obligations maturing [______, 2017] (CUSIP: ____________) excluding associated accrued interest.

     o An amount equal to the proceeds from the Treasury Obligation corresponding with Option [8]. The liquidation value of the Treasury Obligations is anticipated to be slightly greater than the Option premium described above because of the accrued interest. However, the proceeds from the Treasury Obligations could be more or less than the value of the premium determined by the Calculation Agent and result in the trust receiving more or less than [$1,000] per unit on Option [8] and the corresponding Treasury Obligations.


                                            Understanding Your Investment     25

  In this example, the total hypothetical amount returned per unit over the trust's life assuming the Option Counterparty makes payments when due is approximately [$1,040] as shown above ([$0]+[$40]+[$0]+[$1,000]). This amount could be more or less than [$1,040] because it is dependent on the value received on liquidation of the Treasury Obligations and the Option premium calculations by the Calculation Agent (which is generally the Option Counterparty), all of which are subject to significant uncertainty.

                     NOTES ON THE ABOVE TABLES AND EXAMPLES

  The tables and examples above are provided for illustrative purposes only and are hypothetical. The tables and examples do not purport to be representative of every possible scenario concerning the Reference Equities. No one can predict the performance of the Reference Equities. The assumptions made in connection with the tables and examples may not reflect actual events. You should not take this information as an indication or assurance of the expected performance of the Reference Equities, the Options, Treasury Obligations or the return on the trust units.

  These tables and examples do not attempt to present any projection of actual trust performance. These examples are merely intended to illustrate the operation of the Options at their expiration dates and the amount per unit that the trust would receive or pay in certain situations at their expiration dates.

  These tables and examples assume that the units were purchased at the trust's inception and held until the trust's scheduled termination date or until an Automatic Call occurs, where specified, that all Options are paid by the Option Counterparty according to their terms (i.e. no default and not terminated early other than by Automatic Call).

  These tables and examples do not show the past performance of the Reference Equities, Options, Treasury Obligations or any investment. These examples are for illustrative purposes only and are not intended to be indicative of future results of the Reference Equities, the Options or the trust's units. The examples only illustrate payments related to the Options at the applicable expiration date (or upon an Automatic Call, where specified) and hypothetical performance of the trust's assets at the scheduled termination date. The actual overall performance of the trust will vary with fluctuations in the value of the Options and Treasury Obligations during the trust's life, changes in trust expenses and liquidations of Options and Treasury Obligations during the trust's life, among other things.

  If the Option Counterparty becomes insolvent, the trust may suffer losses or be unable to achieve its investment objective and it may result in a reduction in the value of your units and result in a loss. If the Option Counterparty becomes insolvent and the trust is owed a net payment on the Options from the Option Counterparty, the trust may not be able to recover any such amounts owed. If the Option Counterparty becomes insolvent and the trust owes a net payment on the Options to the Option Counterparty, the Options may be terminated early and the trust may be required to make this payment prior to the applicable expiration date. This could result in a loss to the trust on the Options prior to the applicable expiration date where a loss may not have otherwise been experienced if the Options were held to the applicable expiration date.


26     Understanding Your Investment

                                HOW TO BUY UNITS

  You can buy units of a trust on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at WWW.AAMLIVE.COM. The public offering price of units includes:

  *  the net asset value per unit plus

  *  cash to pay organization costs plus

  *  the sales fee plus

  *  accrued interest, if any.

  The "net asset value per unit" is the value of the securities, cash and other assets in a trust reduced by the liabilities of a trust divided by the total units outstanding. We often refer to the public offering price of units as the "offer price" or "purchase price." The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). If we receive your order prior to the close of regular trading on the New York Stock Exchange or authorized financial professionals receive your order prior to that time and properly transmit the order to us by the time that we designate, then you will receive the price computed on the date of receipt. If we receive your order after the close of regular trading on the New York Stock Exchange, if authorized financial professionals receive your order after that time or if orders are received by such persons and are not transmitted to us by the time that we designate, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to us in a timely manner. Certain broker-dealers may charge a transaction or other fee for processing unit purchase orders.

  ORGANIZATION COSTS. During the initial offering period, part of the value of the units represents an amount of cash deposited to pay the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the initial fees and expenses of the trustee and the initial audit. Your trust will reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your units will decline when the trust pays these costs.

  ACCRUED INTEREST. Accrued interest represents unpaid interest on a Treasury Obligation from the last day it paid interest. Accrued interest on the trust units consists of two elements. The first element arises as a result of accrued interest which is the accumulation of unpaid interest on Treasury Obligation in the trust from the last day on which interest was paid on the Treasury Obligations. Interest on the Treasury Obligation is generally paid semi-annually, although the trust accrues such interest daily. Because your trust always has an amount of interest earned but not yet collected, the public offering price of units will include the proportionate share of accrued interest to the date of settlement. The second element of accrued interest arises because of the structure of the trust's interest account. The trustee has no cash for distribution to unitholders until it receives interest payments on the Treasury Obligations in the trust and may be required to advance its own funds to make trust interest distributions. As a result, interest account balances are established to limit the need for the trustee to advance funds in connection with such interest distributions. If you sell or


                                            Understanding Your Investment     27
redeem your units your sales and redemption price will include a proportionate share of the accrued interest from the purchaser of your units.

  VALUE OF THE SECURITIES. We determine the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. We determine the value of the Options in the trust's portfolio as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. We determine the Options' values based on our good faith determination of the Options' fair value. We will determine the value of the Options during the initial offering period (anticipated to be only one day, the initial date of deposit) based on our good faith determination of the fair value of the Options at our reasonable discretion taking into consideration factors, including, but not limited to, (a) the net amount to be paid to or received by the trust in connection with an early termination of the Options as determined pursuant to the option agreement by the Calculation Agent (which is generally the Option Counterparty), (b) current ask prices for the Options as obtained from investment dealers or brokers who customarily deal in options comparable to the Options held by the trust and (c) ask prices for comparable options or securities.

  We determine the value of the Treasury Obligations based on our good faith determination of the Treasury Obligations' fair value. We generally determine the value of the Treasury Obligations during the initial offering period based on the aggregate offering side evaluations of the Treasury Obligations determined (a) on the basis of current offering prices of the Treasury Obligations, (b) if offering prices are not available for any particular Treasury Obligation, on the basis of current offering prices for comparable securities, (c) by determining the value of the Treasury Obligations on the offer side of the market by appraisal or (d) by any combination of the above.

  After the initial offering period ends, we generally determine the value of the Treasury Obligations and Options as described in the preceding paragraphs based on the bid side evaluations rather than the offering/ask side evaluations. The offering/ask side price generally represents the price at which dealers, market-makers or investors in the market are willing to sell a security and the bid side evaluation generally represents the price that dealers, market-makers or investors in the market are willing to pay to buy a security. The bid side evaluation is lower than the offering/ask side evaluation. As a result of this pricing method, unitholders should expect a decrease in the net asset value per unit on the day following the end of the initial offering period equal to the difference between the current offering side evaluation and bid side evaluation of the Treasury Obligations and Options.

  Capelogic, Inc., an independent pricing service, determined the initial prices of the securities shown under "Portfolio" in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

  SALES FEE. You pay a fee in connection with purchasing units. We refer to this fee as the "sales fee." You pay the sales fee at the time you buy units. The maximum sales fee equals 3.50% of the public offering price per unit at the time of purchase.


28     Understanding Your Investment

  MINIMUM PURCHASE. The minimum amount you can purchase of the trust appears under "Essential Information", but such amounts may vary depending on your selling firm.

  RETIREMENT ACCOUNTS. The portfolio may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed.

                             HOW TO SELL YOUR UNITS

  You can sell or redeem your units on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at WWW.AAMLIVE.COM or through your financial professional. The sale and redemption price of units is equal to the net asset value per unit, provided that you will not pay any remaining organization costs if you sell or redeem units during the initial offering period. The sale and redemption price is sometimes referred to as the "liquidation price". Certain broker-dealers may charge a transaction or other fee for processing unit redemption or sale requests.

  SELLING UNITS. We may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current net asset value, provided that you will not pay any remaining organization costs if you sell units during the initial offering period. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current redemption price.

  REDEEMING UNITS. Unitholders may also redeem units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open. The redemption price that a unitholder will receive for units is equal to the net asset value per unit, provided that unitholders will not pay any remaining organization costs if they redeem units during the initial offering period. A redeeming unitholder will receive the net asset value for a particular day if the trustee receives the completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the trustee by the time designated by the trustee, are priced based on the date of receipt. Redemption requests received by the trustee after the close of regular trading on the New York Stock Exchange, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the trustee until after the time designated by the trustee, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the trustee so they will be received in a timely manner. If a request is not received in a timely manner or is incomplete in any way, the unitholder will receive the next net asset value computed after the trustee receives your completed request.


                                            Understanding Your Investment     29

  If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

  If we repurchase units, we may redeem such units. When the sponsor redeems units, it is eligible to receive either a cash payment or receive an in-kind distribution. If we receive an in-kind distribution, the trustee must follow certain requirements set forth in the trust agreement in connection with the redemption. The trust agreement provides that in these cases (1) we are an affiliated redeeming unitholder and will receive our proportionate share of the trust's current net asset value (as all redeeming unitholders are entitled to receive), (2) the securities transferred must be valued in the same manner as they are valued for computing the net asset value, (3) neither we nor any other party with a pecuniary incentive to influence the transfer or distribution may select or influence the selection of the transferred securities, (4) the trust must distribute its proportionate share of every asset in the trust's portfolio with limited exceptions, (5) the transfer or distribution cannot favor us to the detriment of any other unitholder and (6) the trustee will monitor each in-kind redemption for compliance with these requirements and maintain records for each transfer or distribution. No unitholder other than the sponsor is eligible to receive an in-kind distribution in connection with a unit redemption.

  EXCHANGE OPTION. You may be able to exchange your units for units of our other unit trusts at a reduced sales fee. You can contact your financial professional for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option upon sixty days notice.

                                  DISTRIBUTIONS

  DISTRIBUTIONS. Your trust generally pays distributions of its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. The record and distribution dates are shown under "Essential Information" in the "Investment Summary" section of this prospectus. In some cases, your trust might pay a special distribution if it holds an excessive amount of cash pending distribution. The trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year because it is structured as a "regulated investment company" for federal tax purposes.

  Interest and dividends received by your trust, including that part of the proceeds of any disposition of Treasury Obligations which represents accrued interest, is credited by the trustee to your trust's "income account". Other receipts are credited to the "capital account". After deduction of amounts sufficient to reimburse the trustee, without interest, for any amounts advanced and paid to the sponsor as the unitholder of record as of the first settlement date, interest and other income received will be distributed on each distribution


30     Understanding Your Investment
date to unitholders of record as of the preceding record date. All distributions will be net of estimated expenses. Funds in the capital account will be distributed on each distribution date to unitholders of record as of the preceding record date provided that the amount available for distribution therein shall equal at least $1.00 per unit.

  Investors who purchase units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase.

  ESTIMATED DISTRIBUTIONS. The estimated net annual interest income per unit as of the close of business the day before your trust's inception date is shown under "Essential Information" in the "Investment Summary" section of this prospectus. We base this amount on the estimated cash flows of the Treasury Obligations per unit based on the stated interest rate on the Treasury Obligations reduced by the estimated trust fees and expenses. This amount assumes no changes in trust expenses, no changes in current interest rates, no default or any calls, sales, prepayments or other liquidations of the bonds prior to the stated maturity date of the bonds. The actual distributions that you receive will vary from this estimate with changes in expenses, interest rates and maturity, call, default or sale of bonds. Because the Treasury Obligation portion of the portfolio is laddered with the Treasury Obligations maturing quarterly, actual distributions will decrease over the life of the trust.

  In order to acquire the Treasury Obligations, it may be necessary for the sponsor or trustee to pay amounts covering accrued interest on the bonds which exceed the amounts which will be made available through cash furnished by the sponsor on the trust's inception date. This cash may exceed the interest which would accrue to the first settlement date. The trustee has agreed to pay for any amounts necessary to cover any excess and will be reimbursed when funds become available from interest payments on the related bonds.

  REPORTS. The trustee or your financial professional will make available to you a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

                                INVESTMENT RISKS

  All investments involve risk. This section describes the main risks that can impact the value of the securities in your portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

  MARKET RISK is the risk that the values of the Reference Equities, the Options and Treasury Obligations will fluctuate. This could cause the value of the Options, Treasury Obligations and units of your trust to fall below your original purchase price or below the principal value invested. Market values fluctuate in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security. Even though we supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a security solely because the market value falls as is possible in a managed fund. The trust does not guarantee any return of principal.


                                            Understanding Your Investment     31

  INTEREST RATE RISK is the risk that the value of securities will fall if interest rates increase. The Treasury Obligations typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes. The securities in your trust may be subject to a greater risk of rising interest rates due to the current period of historically low rates.

  CREDIT RISK is the risk that a security's issuer or counterparty is unable to meet its obligation on the security. The trust's ability to achieve its investment objective will depend upon the ability of the Option Counterparty to meet its obligations. An option involves a risk of non-payment by the Option Counterparty as a result of the insolvency of the Option Counterparty or other factors, including political or economic events. If the Option Counterparty defaults on any payment that becomes due to the trust, the trust may suffer losses, be unable to achieve its investment objective and it may result in a reduction in the value of your units. If the Option Counterparty becomes insolvent and the trust is owed a net payment on the Options from the Option Counterparty, the trust may not be able to recover any such amounts owed. If the Option Counterparty becomes insolvent and the trust owes a net payment on the Options to the Option Counterparty, the Options may be terminated early and the trust may be required to make this payment prior to the applicable expiration date. This could result in a loss to the trust on the Options prior to the applicable expiration date where a loss may not have otherwise been experienced if the Options were held to the applicable expiration date.

  EQUITY RISK. The Option payouts are dependent on certain contingencies related to the price of shares of the Reference Equities although you will not participate in any appreciation in the price of any Reference Equity. The value of the Options may be adversely affected by various factors, including factors resulting in positive or negative movements in the price of shares of the Reference Equities. The value of the Reference Equities will fluctuate over time based on changes in general economic conditions, expectations for future economic growth and corporate profits, interest rates, the supply and demand for the particular securities, events impacting the issuers of the individual Reference Equities and other factors. The price of any individual Reference Equity can change sharply due to factors specific to that Reference Equity and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

  U.S. TREASURY OBLIGATIONS. U.S. Treasury obligations are direct obligations of the United States which are backed by the full faith and credit of the United States. The value of the Treasury Obligations will be adversely affected by decreases in bond prices and increases in interest rates. Certain Treasury Obligations may have been purchased on the trust's inception date at prices of less than their par value at maturity, indicating a market discount. Certain Treasury Obligations may have been purchased on the trust's inception date at prices greater than their par value at maturity, indicating a market premium. The coupon interest rate of Treasury Obligations purchased at a market discount was lower than current market interest rates of newly issued bonds of comparable rating and type and the coupon interest rate of Treasury Obligations purchased at a market premium was higher than current market interest rates of newly issued bonds of comparable rating


32     Understanding Your Investment
and type. Generally, the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. All or a portion of the Treasury Obligations held by the trust will be segregated by the trustee as collateral in order to secure the trust's obligation to pay the option premiums.

  THE OPTIONS. The return on the Options at the expiration dates or upon an Automatic Call depends on the levels of the closing share prices of the Reference Equities relative to the Payment Barrier, Trigger Event Barrier and Automatic Call Barrier on the Review Dates. The terms of the Options provide for Options liquidated prior to the expiration dates (either as the result of an Automatic Call or early termination by the trust or Option Counterparty) to have amounts owed between the trust and the Option Counterparty be determined by the Calculation Agent (which is generally the Option Counterparty) in good faith and using commercially reasonable procedures.

  Disruptions or suspensions of trading in the securities markets or the Reference Equities may make valuation of the Options difficult. If such a disruption occurs at or near the applicable expiration date, there may be a delay in calculation of an Option payment at the applicable expiration date and/or a delay in any payment by the Option Counterparty. If a postponement occurs, the Calculation Agent for the Options would typically determine the Option payment, price or other amount with respect to that valuation date on the first succeeding business day on which no disruption event occurs or is continuing. The Options may limit the amount of time that such a postponement may continue. If a disruption event occurs on the last possible date for calculating the Option payment, the Calculation Agent may make a good faith estimate of the Option payment that would have prevailed in the absence of the market disruption. Any market disruption or delay in valuation as a result of any disruption could have an adverse effect on the trust and the value of units.

  The trust has the right to terminate all or a portion of the Options prior to the applicable expiration date by tendering such Options to the Option Counterparty. This might happen to satisfy unit redemptions, pay trust expenses or in certain other limited circumstances to protect the trust as described in this prospectus. Upon certain circumstances laid in at the option agreements, the Options may be terminated early by the Option Counterparty be terminated early. This may include, but is not limited to, the trust terminating early, the Option Counterparty being unable to hedge the risks associated with the Options or having the cost of such hedging increase materially, or an event resulting in the Calculation Agent being unable to calculate the value of the Reference Equities or make applicable substitutions or adjustments. This determination as to whether to terminate the Options early will be made by the Option Counterparty at its sole discretion.

  The Option Counterparty or an affiliate thereof will generally act as Calculation Agent for the Options. Upon a default by the Option Counterparty, the trust's sponsor will become the Calculation Agent. The duties of the Calculation Agent include making determinations that affect the Options, such as determining the returns used to determine the final payment by the Options, calculating the value of the Options and amounts owed if Options are tendered for early termination or an Automatic Call occurs, determining adjustments with respect to the Options whether


                                            Understanding Your Investment     33
to postpone payment due to a market or other event. The exercise of these duties could adversely affect the value of the Options and may present a conflict of interest between the Calculation Agent and the trust. In addition, the Option Counterparty or an affiliate determines the value at which the trust may terminate the Options. The exercise of this duty by the Option Counterparty or its affiliate could adversely affect the value of the Options and presents a conflict of interest between the Option Counterparty and the trust. Neither the sponsor nor the trustee are affiliated with the Option Counterparty.

  POTENTIAL FOR LOSS OF SOME OR ALL OF YOUR INVESTMENT. Your investment in the trust may result in a significant loss. Assuming an Automatic Call has not occurred, the repayment of [$1,000] at trust termination is dependent on the closing share price of the Least Performing Reference Equity as of the [eighth] Review Date. Regardless of the performance of the other [two] Reference Equities, if the Reference Equity Ratio of the Least Performing Reference Equity on the [eighth] Review Date is less than [75%] you will lose some or even all of your initial investment. You are anticipated to receive less than [75%] of your initial investment at trust termination if this occurs.

  CONTINGENT PAYMENTS. All potential payments on the Options and the trust are contingent and an investment in units of the trust does not guarantee periodic payments during the life of the trust or any amount to be paid at trust termination. All payments on the Options from the Option Counterparty to the trust are subject to contingencies related to the closing share prices of the Reference Equities as of the Review Dates. It is possible you could not receive any distributions during the life of the trust. All of the payments made during the life of the trust on the Options and the ability of the trust to achieve its objective are dependent on the closing prices of shares of the Reference Equities relative to their Payment, Trigger Event and Automatic Call Barriers as of the applicable Review Dates. It is possible that the contingencies for payment will not be met throughout the life of the trust.

  TRIGGER EVENT RISK. If a Trigger Event occurs, the trust is designed to make a final distribution of approximately [$1,000] per unit multiplied by the Reference Equity Ratio of the Least Performing Reference Equity as of the [8th] Review Date. If a Trigger Event occurs, the most you can expect to receive per unit at trust termination is [$750] and this could be as little as [$0].

  RISK OF AUTOMATIC CALL. If the closing share price of each of the Reference Equities is at or above its Automatic Call Barrier on any of the Review Dates starting from the [first] Review Date, there will be an Automatic Call and the trust and remaining Options will terminate. Remaining Options (other than Option [8]) will terminate without any payment being made to the trust but premiums will still be owed by the trust and the remaining Treasury Obligations will be liquidated. In this case, you are intended to receive an amount approximately equal to [$1,040] per unit. There are no assurances that the amount described above will be realized in the event of an Automatic Call because amounts are dependent on the value received on liquidation of the Treasury Obligations and the Option premium calculations by the Calculation Agent (which is generally the Option Counterparty), both of which are subject to significant uncertainty. There is no guarantee that you would be able to reinvest the early return of such proceeds for comparable potential returns or for similar levels of risk in the event an Automatic Call occurs prior to the trust's mandatory termination date.


34     Understanding Your Investment

  LIMITED CAPITAL APPRECIATION POTENTIAL AND NO PARTICIPATION IN APPRECIATION
OF REFERENCE EQUITIES. The appreciation potential of an investment in units of the trust is limited to the sum of all potential net payments on the Options and Treasury Obligations if the closing share price of the Least Performing Reference Equity is greater than or equal to the Payment Barrier as of each applicable Review Date, the closing share price of the Least Performing Reference Equity is greater than or equal to the Trigger Barrier as of the [eighth] Review Date, and the closing share price of at least one of the Reference Equities is less than the Automatic Call Barrier as of each of the Review Dates prior to the [eighth] Review Date. Accordingly, the return on an investment in units of the trust may be significantly less than the return on a direct investment in one or more Reference Equities during the term of the trust.

  RISK ASSOCIATED WITH DECREASES IN REFERENCE EQUITY PRICES. Because payouts on the Options are dependent on the closing share price of the Least Performing Reference Equity on each applicable Review Date, it is possible that [two] of the Reference Equities could have significant price appreciation yet you could lose some or all of your investment because of the negative performance of one of the Reference Equities. The performance of the Reference Equities could be highly correlated, particularly if the issuers are in the same or similar industries or business lines. If your payment at trust maturity is adversely impacted by one Reference Equity it will not be offset by the positive performance of another Reference Equity. Accordingly, references to multiple Reference Equities provide you with none of the benefits of diversification and will have an adverse impact on expected returns.

  RISK ASSOCIATED WITH INCREASES IN REFERENCE EQUITY PRICES. An Automatic Call occurs if the closing share price of each of the [three] Reference Equities on any Review Date is greater than or equal to its Automatic Call Barrier. As a result, in addition to being exposed to risks associated with decreases in Reference Equity prices, your investment will be adversely effected if the prices of the Reference Equities increase or stay the same as of any Review Date. If an Automatic Call occurs the trust will not achieve its investment objective.

  EARLY TRUST TERMINATION. The trust will automatically terminate in the event of an Automatic Call. In addition, the trustee has the power to terminate your trust early in limited cases as described under "Understanding Your Investment-- How Your Trust Works--Termination of Your Trust". If the trust terminates early, the trust may suffer losses and be unable to achieve its investment objective. This could result in a reduction in the value of units and result in a significant loss to investors.

  EARLY OPTION TERMINATION BY OPTION COUNTERPARTY. Upon certain circumstances laid out in the option agreements, the Options may be terminated early upon determination by the Option Counterparty as described under "Investment Summary- -Principal Investment Strategy--Early Option Termination or Liquidation". An early termination of the Options may result in the early termination of the trust and/or the trust being unable to achieve its investment objective and result in a reduction in the value of your units.

  PAYMENT AT SCHEDULED TERMINATION. The trust is designed to provide an amount per unit at scheduled termination of approximately [$1,000]. The trust will not return this amount at scheduled trust termination in certain circumstances. These circumstances may include, but are not necessarily limited to, if a Trigger Event occurs,


                                            Understanding Your Investment     35
the Options are terminated early by the Option Counterparty or the trust, the trust terminates early, units of the trust are redeemed early, the Option Counterparty defaults on its obligations, or the trust disposes of Options or Treasury Obligations for any reason, including to pay unit redemptions or trust expenses, due to adverse credit factors affecting the Option Counterparty or due to adverse tax law changes affecting treatment of the Options. If trust operating expenses exceed the interest income received by the trust on the Treasury Obligations, the trustee would need to sell Options and/or Treasury Obligations to pay trust expenses and the trust would not achieve its objectives.

  LIQUIDITY RISK is the risk that the value of a security will fall if trading activity in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security because these securities generally trade in the over-the-counter market (they are not listed on a securities exchange). In particular, there may not be any secondary market for the Options. Upon issuance, the Options will not have an established trading market and were not registered by the issuer under the Securities Act of 1933. This could adversely affect the trust and the value of units.

  SALE OF TRUST PROPERTY TO PAY TRUST EXPENSES. Distributions of interest from the Treasury Obligations may be insufficient to meet any or all expenses of the trust. If the cash balances in the income and capital accounts are insufficient to provide for expenses and other amounts payable by the trust, the trust may sell trust property to pay such amounts. These sales may result in losses to unitholders and the inability of the trust to meet its investment objective.

  FINANCIAL SERVICES RISK. The trust is exposed to risks associated with the Option Counterparty which is a company in the financial services industry. Negative developments in the financial services industry may affect the value of your investment more than would be the case in a more diversified investment.

  DIVIDEND AND VOTING RISK. Unitholders will not have control, voting rights or rights to receive cash dividends or other distributions or other rights that holders of a direct investment in the Reference Equities would normally have. Because of this and other factors, the return on the units will not be the same as the return you would receive if you were to purchase those stocks and hold them for a period equal to the term of the trust.

  LEGISLATION OR LITIGATION RISK. Various legislative initiatives will be proposed from time to time in the United States and abroad which may have a negative impact on certain of the issuers represented in the trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers may negatively impact the share prices of these securities. No one can predict whether any legislation will be proposed, adopted or amended and no one can predict the impact that any other legislation might have on the trust or its portfolio securities.

  NO FDIC GUARANTEE. An investment in the trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

  TAX RISKS. The trust intends to treat any income it may derive from the Options as "qualifying income" under the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable to "regulated investment companies" ("RICs"), based on language in the


36     Understanding Your Investment

Code. If the income is not qualifying income, the trust could lose its own status as a RIC.

  The trust may have significant exposure to the Options on the Referenced Equities. Although the Options are documented as options, there other derivative contracts that may be economically identical or substantially similar that have significantly different tax treatment. For example, if the Options were collapsed into a single contract the Options may be treated as a notional principal contract. The regulations would require the trust to recognize income periodically over the term of the contracts if the Options were notional principal contracts. Since the trust is not planning on including income from the Options periodically over the life of the Options, a recharacterization could affect the ability of the trust to meet certain RIC qualification tests.

  If the trust did not qualify as a RIC for any taxable year and certain relief provisions were not available, the trust's taxable income would be subject to tax at the trust level and to a further tax at the shareholder level when such income is distributed. In such event, in order to re-qualify for taxation as a RIC, the trust might be required to recognize unrealized gains, pay substantial taxes and interest and make certain distributions. This would cause you to incur higher tax liabilities than you otherwise would have incurred and would have a negative impact on trust returns. In such event, the trustee may terminate your trust early.

  In the "Taxes" section of this prospectus the potential for capital gains treatment is described. The Code limits the availability of capital gains treatment in certain circumstances. If you hold units as inventory, you will not be eligible for capital gains on disposition of the units. If the transaction is marketed or sold as producing capital gains from a straddle position or the transaction is identified as a conversion transaction by the IRS, you will not be eligible for capital gains. We have represented that the transaction will not be marketed or sold as producing capital gains from a straddle position. The structure of the trust's investments has not been identified by the IRS as a conversion transaction. However, the behavior of brokers and dealers distributing the product could affect the character of the gain on disposition. The IRS could at some future point identify the structure of the trust's investments as a conversion transaction. In such a situation, you would not be eligible for capital gains.

                              HOW YOUR TRUST WORKS

  YOUR TRUST. Your trust is a unit investment trust registered under the Investment Company Act of 1940. We created the trust under a trust agreement between Advisors Asset Management, Inc. (as depositor/sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee). To create your trust, we caused securities to be deposited with the trustee (or contracts to purchase securities along with an irrevocable letter of credit or other consideration to pay for the securities). In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.

  CHANGING YOUR PORTFOLIO. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed. Your trust will generally buy and sell securities:

  *  to pay expenses,

  *  to issue additional units or redeem units,


                                            Understanding Your Investment     37

  *  in limited circumstances to protect the trust,

  * to make required distributions or avoid imposition of taxes on the trust, or

  *  as permitted by the trust agreement.

  When your trust sells securities, the composition and diversity of the securities in the portfolio may be altered. However, if the trustee sells securities to redeem units or pay trust expenses on sales charges, the trustee will do so, as nearly as practicable, on a pro rata basis. Your trust will generally reject any offer for securities or other property in exchange for the securities in its portfolio. If your trust receives securities or other property, it will either hold the securities or property in the portfolio or sell the securities or property and distribute the proceeds.

  We may increase the size of your trust as we sell units. If we create additional units, we will seek to replicate the existing portfolio. If your trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. Because the trusts pay the brokerage fees associated with the creation of new units and with the sale of securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses. When your trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust or the trustee.

  Pursuant to an exemptive order, your trust may be able to purchase securities from other trusts that we sponsor when we create additional units. Your trust may also be able to sell securities to other trusts that we sponsor to satisfy unit redemption, pay expenses, in connection with periodic tax compliance or in connection with the termination of your trust. The exemption may enable each trust to eliminate commission costs on these transactions. The price for those securities will be the closing price on the sale date on the exchange where the securities are principally traded as certified by us to the trustee.

  AMENDING THE TRUST AGREEMENT. The sponsor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the sponsor and the trustee). We cannot change this agreement to reduce your interest in your trust without your consent. Investors owning two-thirds of the units in your trust may vote to change this agreement.

  TERMINATION OF YOUR TRUST. Your trust will terminate on the mandatory termination date set forth under "Essential Information" in the "Investment Summary" section of this prospectus or upon the earlier maturity, payment, redemption, sale or other liquidation of all of the securities in the portfolio. The trust will terminate early automatically if an Automatic Call occurs. In this case the Options will also automatically terminate early and the trust will liquidate any remaining Treasury Obligations. The trustee may terminate your trust early if the value of the trust is less than 40% of the original value of the securities in the trust at the time of deposit. At this size, the expenses of your trust may create an undue burden on your investment. The trustee may terminate your trust is it fails to qualify as a "regulated investment company" for tax purposes. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early.


38     Understanding Your Investment

The trustee will liquidate the trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of a trust would be reduced to less than 40% of the value of the securities at the time they were deposited in a trust. If this happens, we will refund any sales charge that you paid.

  The trustee may also terminate your trust early at the discretion of the sponsor if the Options are terminated early. The Options will be terminated early if the trust terminates early.

  The trust has the right to terminate all or a portion of the Options prior to the applicable expiration dates by tendering such Options to the Option Counterparty. This might happen to satisfy unit redemptions, pay trust expenses or in certain other limited circumstances to protect the trust as described in this prospectus. Upon certain circumstances laid in at the option agreement, the Options may upon determination by the Option Counterparty be terminated early. This may include, but is not limited to the trust terminating early, the Option Counterparty being unable to hedge the risks associated with the Options or having the cost of such hedging increase materially or an event resulting in the Calculation Agent being unable to calculate the value of the Reference Equities or make applicable substitutions or adjustments. This determination as to whether to terminate the Options early will be made by the Option Counterparty at its sole discretion.

  The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

  THE SPONSOR. The sponsor of the trust is Advisors Asset Management, Inc. We are a broker-dealer specializing in providing trading and support services to broker-dealers, registered representatives, investment advisers and other financial professionals. Our headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact our unit investment trust division at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by using the contacts listed on the back cover of this prospectus. AAM is a registered broker-dealer and investment adviser, a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC) and a registrant of the Municipal Securities Rulemaking Board
(MSRB). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust.

  We and your trust have adopted a code of ethics requiring our employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

  The sponsor or an affiliate may use the list of securities in the trust in its independent capacity (which may include acting as an investment adviser or broker-dealer) and distribute this information to various individuals and entities. The sponsor or an affiliate may recommend or effect transactions in the securities. This may also have an impact on the price your trust pays for the securities and the price received upon unit redemption or trust termination. The sponsor may act as agent or principal in connection with the purchase and sale of securities, including


                                            Understanding Your Investment     39
those held by the trust, and may act as a specialist market maker in the securities. The sponsor may also issue reports and make recommendations on the securities in the trust. The sponsor or an affiliate may have participated in a public offering of one or more of the securities in the trust. The sponsor, an affiliate or their employees may have a long or short position in these securities or related securities. An officer, director or employee of the sponsor or an affiliate may be an officer or director for the issuers of the securities.

  THE TRUSTEE. The Bank of New York Mellon is the trustee of your trust with its principal unit investment trust division offices located at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying us and investors.

  HOW WE DISTRIBUTE UNITS. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee to these distribution firms when they sell units. Units will be distributed to the public by these firms at the public offering price per unit as described under "How to Buy Units".

  During the initial offering period, the distribution fee (the broker-dealer concession or agency commission) for broker-dealers and other firms is [2.50%] of the public offering price per unit at the time of the transaction.

  After the initial offering period, the broker-dealer concession or agency commission for secondary market transactions is equal to [2.50%] of the public offering price.

  Any sales fee discount is borne by the broker-dealer or selling firm out of the distribution fee. We reserve the right to change the amount of concessions or agency commissions from time to time.

  We currently provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell units of this trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary's personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend our products, including this trust,


40     Understanding Your Investment
over other products. These arrangements will not change the price you pay for your units.

  We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

  We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. The amount of our profit or loss on the initial deposit of securities into the trust is shown in the "Notes to Portfolio."

                                      TAXES

  This section summarizes some of the main U.S. federal income tax consequences of owning units of the trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

  This federal income tax summary is based in part on the advice and opinion of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

  As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

  TRUST STATUS. The trust intends to qualify as a "regulated investment company" under the federal tax laws. If the trust qualifies as a regulated investment company and distributes its income as required by the tax law, the trust generally will not pay federal income taxes.

  DISTRIBUTIONS. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your trust's distributions into three categories, ordinary income distributions, capital gains dividends and return of capital. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your trust that you must take into


                                            Understanding Your Investment     41
account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Under the "Health Care and Education Reconciliation Act of 2010," income from the trust may also be subject to a 3.8 percent "medicare tax". This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

  DIVIDENDS RECEIVED DEDUCTION. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from the trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on units that are attributable to qualifying dividends received by the trust from certain corporations may be designated by the trust as being eligible for the dividends received deduction.

  SALE OR REDEMPTION OF UNITS. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units.

  CAPITAL GAINS AND LOSSES AND CERTAIN ORDINARY INCOME DIVIDENDS. If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. Some portion of your capital gains dividends may be subject to higher maximum marginal stated federal income tax rates. Capital gains may also be subject to the "medicare tax" described above. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to equity interests in real estate investment trusts that constitute interests in entities treated as real estate investment trusts for federal income tax purposes) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

  Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from your trust and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

  Ordinary income dividends received by an individual unitholder from a regulated investment


42     Understanding Your Investment
company such as the trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the trust itself. Distributions with respect to shares in real estate investment trusts are qualifying dividends only in limited circumstances. The trust will provide notice to its unitholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

  IN-KIND DISTRIBUTIONS. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of trust securities when you redeem units or when your trust terminates. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not be currently deducted.

  EXCHANGES. If you elect to have your proceeds from your trust rolled over into a future trust, the exchange would generally be considered a sale for federal income tax purposes.

  DEDUCTIBILITY OF TRUST EXPENSES. Expenses incurred and deducted by your trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.

  FOREIGN TAX CREDIT. If your trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

  INVESTMENTS IN CERTAIN FOREIGN CORPORATIONS. If the trust holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its unitholders. The trust will not be able to pass through to its unitholders any credit or deduction for such taxes. The trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, the trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.


                                            Understanding Your Investment     43

  FOREIGN INVESTORS. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the trust will be characterized as dividends for federal income tax purposes (other than dividends which the trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from the trust that are properly reported by the trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the trust makes certain elections and certain other conditions are met. In addition, distributions in respect of units may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2016. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

                                    EXPENSES

  Your trust will pay various expenses to conduct its operations. The "Fees and Expenses" section of the "Investment Summary" in this prospectus shows the estimated amount of these expenses.

  Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor, evaluator and sponsor for providing portfolio supervisory services, for evaluating your portfolio and for providing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all of our unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

  Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and the sponsor, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee will generally pay trust expenses from interest income and principal payments received on the securities but in some cases may sell securities to pay trust expenses.

                                     EXPERTS

  LEGAL MATTERS. Chapman and Cutler LLP acts as counsel for the trust and has given an opinion that the units are validly issued. Dorsey & Whitney LLP acts as counsel for the trustee.

  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. Grant Thornton LLP, independent registered public accounting firm, audited the statement of financial condition and the portfolio in this prospectus.


44     Understanding Your Investment

                             ADDITIONAL INFORMATION

  This prospectus does not contain all the information in the registration statement that your trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the securities in your portfolio, investment risks and general information about your trust. You can obtain the Information Supplement by contacting us or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).


























                                            Understanding Your Investment     45

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

UNITHOLDERS
ADVISORS DISCIPLINED TRUST 1450

We have audited the accompanying statement of financial condition, including the trust portfolio on pages 15 and 16, of Advisors Disciplined Trust 1450, as of ____________, 2015, the initial date of deposit. The statement of financial condition is the responsibility of the trust's sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the trust's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statement of financial condition presentation. Our procedures included confirmation with The Bank of New York Mellon, trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of ____________, 2015. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Advisors Disciplined Trust 1450 as of ____________, 2015, in conformity with accounting principles generally accepted in the United States of America.

Chicago, Illinois                  GRANT THORNTON LLP
____________, 2015


ADVISORS DISCIPLINED TRUST 1450

STATEMENT OF FINANCIAL CONDITION AS OF ____________, 2015
-----------------------------------------------------------------------------------------------------------

  INVESTMENT IN SECURITIES
  Contracts to purchase Treasury Obligations (1)(2)  . . . . . . . . . . . . . . . . . . . . . . $
  Accrued interest to first settlement date (1)  . . . . . . . . . . . . . . . . . . . . . . . .
  Cash (3)(4)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                                                                 ----------
      Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $
                                                                                                 ==========

  LIABILITIES AND INTEREST OF INVESTORS
  Liabilities:
    Value of the Options (1) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $
    Accrued interest payable to sponsor (1)  . . . . . . . . . . . . . . . . . . . . . . . . . .
    Organization costs (3) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                                                                 ----------

                                                                                                 ----------

  Interest of investors:
    Cost to investors (5)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
    Less: sales fee (4)(5) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
    Less: organization costs (3)(5)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                                                                 ----------
    Net interest of investors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                                                                 ----------
        Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $
                                                                                                 ==========

  Number of units  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                                                                 ==========

  Net asset value per unit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $
                                                                                                 ==========


(1) The trust invests in a portfolio of Options and Treasury Obligations. Aggregate cost of the securities is listed under the "Portfolio" and is based on their underlying value. The trustee will advance the amount of net interest accrued to the first settlement date to the trust for distribution to the sponsor as unitholder of record as of such date.
(2) Cash or an irrevocable letter of credit has been deposited with the trustee covering the funds (aggregating $__________) necessary for the purchase of securities in the trust represented by purchase contracts.
(3) A portion of the public offering price represents an amount of cash sufficient to pay for all or a portion of the costs incurred in establishing the trust. These costs have been estimated at $3.80 per unit for the trust. A distribution will be made as of the earlier of the close of the initial offering period or six months following the trust's inception date to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the trust.
(4) On the inception date, the total sales fee is [3.50%] of the public offering price per unit.
(5) The aggregate cost to investors includes the applicable sales fee assuming no reduction of sales fees.


46     Understanding Your Investment

CONTENTS

INVESTMENT SUMMARY
-----------------------------------------------------------------------

A concise description        2     Market Linked Trusts
of essential information     2     Investment Objective
about the portfolio          2     Principal Investment Strategy
                             9     Principal Risks
                            13     Who Should Invest
                            14     Essential Information
                            14     Fees and Expenses
                            15     Portfolio

UNDERSTANDING YOUR INVESTMENT
-----------------------------------------------------------------------

Detailed information to     17     Option Expiration Examples
help you understand         21     Automatic Call
your investment             27     How to Buy Units
                            29     How to Sell Your Units
                            30     Distributions
                            31     Investment Risks
                            37     How Your Trust Works
                            41     Taxes
                            44     Expenses
                            44     Experts
                            45     Additional Information
                            46     Report of Independent Registered
                                   Public Accounting Firm
                            46     Statement of Financial Condition

WHERE TO LEARN MORE
-----------------------------------------------------------------------

You can contact us for             VISIT US ON THE INTERNET
free information about             http://www.AAMlive.com
this and other investments,        CALL ADVISORS ASSET
including the Information          MANAGEMENT, INC.
Supplement                         (877) 858-1773
                                   CALL THE BANK OF NEW YORK MELLON
                                   (800) 848-6468

ADDITIONAL INFORMATION
-----------------------------------------------------------------------

This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information including the Information Supplement (a duplication fee may be required):

  E-MAIL:  publicinfo@sec.gov
  WRITE:   Public Reference Section
           Washington, D.C.  20549
  VISIT:   http://www.sec.gov
           (EDGAR Database)
  CALL:    1-202-551-8090
           (only for information on the operation of the Public Reference Section)

REFER TO:
  ADVISORS DISCIPLINED TRUST 1450
  Securities Act file number:  333-__________
  Investment Company Act file number:  811-21056






                                  ACRET MLT(SM)
                                   PORTFOLIO,
                                  SERIES 2015-1



                                   PROSPECTUS

                               ____________, 2015














                                     [LOGO]

                                      AAM

                                    ADVISORS
                                ASSET MANAGEMENT

                         ADVISORS DISCIPLINED TRUST 1450

                     ACRET MLT(SM) PORTFOLIO, SERIES 2015-1

                             INFORMATION SUPPLEMENT

     This Information Supplement provides additional information concerning each trust described in the prospectus for the Advisors Disciplined Trust series identified above. This Information Supplement should be read in conjunction with the prospectus. It is not a prospectus. It does not include all of the information that an investor should consider before investing in a trust. It may not be used to offer or sell units of a trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission. Investors should obtain and read the prospectus prior to purchasing units of a trust. You can obtain the prospectus without charge by contacting your financial professional or by contacting the unit investment trust division of Advisors Asset Management, Inc. at 18925 Base Camp Road, Suite 203, Monument, Colorado 80132, at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by calling (877) 858-1773. This Information Supplement is dated as of the date of the prospectus.


                                    CONTENTS

          General Information                                   2
          Investment Objective and Policies                     3
          Risk Factors                                          6
          Administration of the Trust                          16
          Portfolio Transactions and Brokerage Allocation      25
          Purchase, Redemption and Pricing of Units            25
          Performance Information                              31

GENERAL INFORMATION

     Each trust is one of a series of separate unit investment trusts created under the name Advisors Disciplined Trust and registered under the Investment Company Act of 1940. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Advisors Asset Management, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

     When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. Additional units of each trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by a trust as a result of the deposit of additional securities by the sponsor, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into a trust, provided that such additional deposits will be in amounts, which will generally maintain the existing relationship among the principal amounts and number of contracts in such trust. Thus, although additional units will be issued, each unit will generally continue to represent the same principal amount and number of contracts of each security. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because the trust will pay any associated brokerage fees.

     The trustee has not participated in the selection of the securities deposited in the trust and has no responsibility for the composition of the trust portfolio.

     Each unit initially offered represents an undivided interest in the related trust. To the extent that any units are redeemed by the trustee or additional units are issued as a result of additional securities being deposited by the sponsor, the fractional undivided interest in a trust represented by each unredeemed unit will increase or decrease accordingly, although the actual interest in such trust represented by such fraction will remain unchanged.
Units will remain outstanding until redeemed upon tender to the trustee by unitholders, which may include the sponsor, or until the termination of the trust agreement.

     A trust consists of (a) the securities listed under "Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. All or a portion of the Treasury Obligations are pledged as collateral in order to secure repayment of the trust's obligation to pay the option premiums to the Option Counterparty at the expiration of the Options. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales fee attributable to such failed contract to all unitholders on the next distribution date.

INVESTMENT OBJECTIVE AND POLICIES

     The trust provides the potential for contingent distributions of approximately [$40] per unit on each of the trust's [quarterly] distribution dates over the life of the trust and potential for a distribution to unitholders at trust termination of approximately [$1,000] per unit subject to certain contingencies associated with the prices of shares of [three] common stocks.
The prospectus provides additional information regarding the trust's objective and investment strategy.

     The trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     The sponsor may not alter the portfolio of a trust by the purchase, sale or substitution of securities, except in special circumstances as provided in the trust agreement. Thus, the assets of a trust will generally remain unchanged under normal circumstances. The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the supervisor the retention of such securities would be detrimental to the trust.

     If a public tender offer has been made for a security or a merger, acquisition or similar transaction has been announced affecting a security, the trustee may either sell the security or accept a tender offer if the supervisor determines that the action is in the best interest of unitholders. The trustee will distribute any excess cash proceeds to unitholders. If your trust receives securities or other property, it will either hold the securities or property in the portfolio or sell the securities or property and distribute the proceeds. The sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the sponsor, would make retention of the securities detrimental to the trust. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the trust on the trust's inception date. The sponsor may also instruct the trustee to take action necessary to ensure that the portfolio continues to satisfy the qualifications of a regulated investment company for federal tax purposes if the trust has elected to be taxed as a regulated investment company.

     The trustee may sell securities, designated by the supervisor, from a trust for the purpose of redeeming units of such trust tendered for redemption and the payment of expenses.

     In addition, if a trust has elected to be taxed as a regulated investment company, the trustee may dispose of certain securities and take such further action as may be needed from time to time to ensure that a trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Internal Revenue Code, and as may be needed from time to time to avoid the imposition of any tax on a trust or undistributed income of a trust as a regulated investment company.

     Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided herein, in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited.

     In the event of an Automatic Call, the Calculation Agent for each Option (which is generally the Option Counterparty) will calculate the present value of the premiums and amounts owed on the Options, the remaining Treasury Obligations will be liquidated, the trust will terminate early and the trust will distribute any proceeds from the Options and Treasury Obligations, net of any trust fees and expenses. In addition, the trust has the right to terminate all or a portion of the Options prior to the expiration date by tendering such Options to the Option Counterparty. This might happen to satisfy unit redemptions, pay trust expenses or in certain other limited circumstances to protect the trust as described in this prospectus. Under certain circumstances laid out in the Option agreement, the Options may automatically or upon determination by the Option Counterparty be terminated early. This may include, but is not limited to changes in law, the Option Counterparty being unable to hedge the risk associated with the Options or having the cost of such hedging increase materially. The determinations as to whether to terminate the Options early will be made by the Option Counterparty at its sole discretion. The trustee may also terminate your trust early at the discretion of the sponsor if the Options are terminated early by the Option Counterparty.

     Because certain of the securities in certain of the trusts may from time to time under certain circumstances be sold, exercised, redeemed, will mature in accordance with their terms, terminate or otherwise liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that a trust will retain for any length of time its present size and composition. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for a trust under a contract ("Failed Securities"), the sponsor is authorized under the trust agreement to direct the trustee to acquire other securities ("Replacement Securities") to make up the original corpus of such trust.

     The Replacement Securities must be purchased within 20 days after delivery of the notice that a contract to deliver a security will not be honored and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities for securities other than the Treasury Obligations must be securities of the type selected for the trust and must not adversely affect the federal income tax status of the trust.

     The Replacement Securities for failed Treasury Obligations (i) shall be bonds, debentures, notes or other straight debt obligations (whether secured or unsecured and whether senior or subordinated) without equity or other conversion features, with fixed maturity dates substantially the same as those of the Failed Securities, having no warrants or subscription privileges attached; (ii) shall be payable in United States currency; (iii) shall not be "when, as and if issued" obligations or restricted securities; (iv) shall be issued after July 18, 1984 if interest thereon is United States source income; (v) shall be issued or guaranteed by an issuer subject to or exempt from the reporting requirements under Section 13 or 15(d) of the Securities Exchange Act of 1934 (or similar provisions of law) or in effect guaranteed, directly or indirectly, by means by of a lease agreement, agreement to buy securities, services or products, or other similar commitment of the credit of such an issuer to the payment of the Replacement Securities; and (vi) shall not cause the units of the related trust to cease to be rated "AAA" by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. if the units are so rated. For the Treasury Obligations, the purchase price of the Replacement Securities (exclusive of accrued interest) shall not exceed the principal attributable to the Failed Securities.

     Whenever a Replacement Security is acquired for a trust, the trustee shall notify all unitholders of the trust of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security. Once all of the securities in a trust are acquired, the trustee will have no power to vary the investments of the trust, i.e., the trustee will have no managerial power to take advantage of market variations to improve a unitholder's investment.

     If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales fee attributable to such Failed Securities to all unitholders of the trust and the trustee will distribute the cash attributable to such Failed Securities not more than 30 days after the date on which the trustee would have been required to purchase a Replacement Security. In addition, unitholders should be aware that, at the time of receipt of such cash, they may not be able to reinvest such proceeds in other securities at a return equal to or in excess of the return which such proceeds would have earned for unitholders of such trust.

     In the event that a Replacement Security is not acquired by a trust, the income for such trust may be reduced. Whether or not a Replacement Security for a Treasury Obligation is acquired, an amount equal to the accrued interest (at the coupon rate of the failed Treasury Obligation) will be paid to unitholders of the trust to the date the sponsor removes the failed Treasury Obligation from the trust if the sponsor determines not to purchase a Replacement Security or to the date of substitution if a Replacement Security is purchased. All such interest paid to unitholders which accrued after the date of settlement for a purchase of units will be paid by the sponsor. In the event a Replacement Security could not be acquired by a trust, the net annual interest income per unit for such trust would be reduced.

     To the best of the sponsor's knowledge, there is no litigation pending as of the trust's inception in respect of any security that might reasonably be expected to have a material adverse effect on the trust. At any time after the trust's inception, litigation may be instituted on a variety of grounds with respect to the securities. The sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the trust. The sponsor and the trustee shall not be liable in any way for any default, failure or defect in any security.

RISK FACTORS

     MARKET RISK is the risk that the values of the Reference Equities, the Options and Treasury Obligations will fluctuate. This could cause the value of the Options, Treasury Obligations and units of your trust to fall below your original purchase price or below the principal value invested. Market values fluctuate in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security. Even though we supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a security solely because the market value falls as is possible in a managed fund. The trust does not guarantee any return of principal.

     INTEREST RATE RISK is the risk that the value of securities will fall if interest rates increase. The Treasury Obligations typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes. The securities in your trust may be subject to a greater risk of rising interest rates due to the current period of historically low rates.

     CREDIT RISK is the risk that a security's issuer or counterparty is unable to meet its obligation on the security. The trust's ability to achieve its investment objective will depend upon the ability of the Option Counterparty to meet its obligations. An option involves a risk of non-payment by the Option Counterparty as a result of the insolvency of the Option Counterparty or other factors, including political or economic events. If the Option Counterparty defaults on any payment that becomes due to the trust, the trust may suffer losses, be unable to achieve its investment objective and it may result in a reduction in the value of your units. If the Option Counterparty becomes insolvent and the trust is owed a net payment on the Options from the Option Counterparty, the trust may not be able to recover any such amounts owed. If the Option Counterparty becomes insolvent and the trust owes a net payment on the Options to the Option Counterparty, the Options may be terminated early and the trust may be required to make this payment prior to the applicable expiration date. This could result in a loss to the trust on the Options prior to the applicable expiration date where a loss may not have otherwise been experienced if the Options were held to the applicable expiration date.

     EQUITY RISK. The Option payouts are dependent on certain contingencies related to the price of shares of the Reference Equities although you will not participate in any appreciation in the price of any Reference Equity. The value of the Options may be adversely affected by various factors, including factors resulting in positive or negative movements in the price of shares of the Reference Equities. The value of the Reference Equities will fluctuate over time based on changes in general economic conditions, expectations for future economic growth and corporate profits, interest rates, the supply and demand for the particular securities, events impacting the issuers of the individual Reference Equities and other factors. The price of any individual Reference Equity can change sharply due to factors specific to that Reference Equity and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

     U.S. TREASURY OBLIGATIONS. U.S. Treasury obligations are direct obligations of the United States which are backed by the full faith and credit of the United States. The value of the Treasury Obligations will be adversely affected by decreases in bond prices and increases in interest rates. Certain Treasury Obligations may have been purchased on the trust's inception date at prices of less than their par value at maturity, indicating a market discount. Certain Treasury Obligations may have been purchased on the trust's inception date at prices greater than their par value at maturity, indicating a market premium. The coupon interest rate of Treasury Obligations purchased at a market discount was lower than current market interest rates of newly issued bonds of comparable rating and type and the coupon interest rate of Treasury Obligations purchased at a market premium was higher than current market interest rates of newly issued bonds of comparable rating and type. Generally, the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. All or a portion of the Treasury Obligations held by the trust will be segregated by the trustee as collateral in order to secure the trust's obligation to pay the option premiums.

     THE OPTIONS. The return on the Options at the expiration dates or upon an Automatic Call depends on the levels of the closing share prices of the Reference Equities relative to the Payment Barrier, Trigger Event Barrier and Automatic Call Barrier on the Review Dates. The terms of the Options provide for Options liquidated prior to the expiration dates (either as the result of an Automatic Call or early termination by the trust or Option Counterparty) to have amounts owed between the trust and the Option Counterparty be determined by the Calculation Agent (which is generally the Option Counterparty) in good faith and using commercially reasonable procedures.

     Disruptions or suspensions of trading in the securities markets or the Reference Equities may make valuation of the Options difficult. If such a disruption occurs at or near the applicable expiration date, there may be a delay in calculation of an Option payment at the applicable expiration date and/or a delay in any payment by the Option Counterparty. If a postponement occurs, the Calculation Agent for the Options would typically determine the Option payment, price or other amount with respect to that valuation date on the first succeeding business day on which no disruption event occurs or is continuing. The Options may limit the amount of time that such a postponement may continue. If a disruption event occurs on the last possible date for calculating the Option payment, the Calculation Agent may make a good faith estimate of the Option payment that would have prevailed in the absence of the market disruption. Any market disruption or delay in valuation as a result of any disruption could have an adverse effect on the trust and the value of units.

     The trust has the right to terminate all or a portion of the Options prior to the applicable expiration date by tendering such Options to the Option Counterparty. This might happen to satisfy unit redemptions, pay trust expenses or in certain other limited circumstances to protect the trust as described in this prospectus. Upon certain circumstances laid in at the option agreements, the Options may be terminated early by the Option Counterparty be terminated early. This may include, but is not limited to, the trust terminating early, the Option Counterparty being unable to hedge the risks associated with the Options or having the cost of such hedging increase materially, or an event resulting in the Calculation Agent being unable to calculate the value of the Reference Equities or make applicable substitutions or adjustments. This determination as to whether to terminate the Options early will be made by the Option Counterparty at its sole discretion.

     The Option Counterparty or an affiliate thereof will generally act as Calculation Agent for the Options. Upon a default by the Option Counterparty, the trust's sponsor will become the Calculation Agent. The duties of the Calculation Agent include making determinations that affect the Options, such as determining the returns used to determine the final payment by the Options, calculating the value of the Options and amounts owed if Options are tendered for early termination or an Automatic Call occurs, determining adjustments with respect to the Options whether to postpone payment due to a market or other event. The exercise of these duties could adversely affect the value of the Options and may present a conflict of interest between the Calculation Agent and the trust. In addition, the Option Counterparty or an affiliate determines the value at which the trust may terminate the Options. The exercise of this duty by the Option Counterparty or its affiliate could adversely affect the value of the Options and presents a conflict of interest between the Option Counterparty and the trust. Neither the sponsor nor the trustee are affiliated with the Option Counterparty.

     POTENTIAL FOR LOSS OF SOME OR ALL OF YOUR INVESTMENT. Your investment in the trust may result in a significant loss. Assuming an Automatic Call has not occurred, the repayment of [$1,000] at trust termination is dependent on the closing share price of the Least Performing Reference Equity as of the [eighth] Review Date. Regardless of the performance of the other [two] Reference Equities, if the Reference Equity Ratio of the Least Performing Reference Equity on the [eighth] Review Date is less than [75%] you will lose some or even all of your initial investment. You are anticipated to receive less than [75%] of your initial investment at trust termination if this occurs.

     CONTINGENT PAYMENTS. All potential payments on the Options and the trust are contingent and an investment in units of the trust does not guarantee periodic payments during the life of the trust or any amount to be paid at trust termination. All payments on the Options from the Option Counterparty to the trust are subject to contingencies related to the closing share prices of the Reference Equities as of the Review Dates. It is possible you could not receive any distributions during the life of the trust. All of the payments made during the life of the trust on the Options and the ability of the trust to achieve its objective are dependent on the closing prices of shares of the Reference Equities relative to their Payment, Trigger Event and Automatic Call Barriers as of the applicable Review Dates. It is possible that the contingencies for payment will not be met throughout the life of the trust.

     TRIGGER EVENT RISK. If a Trigger Event occurs, the trust is designed to make a final distribution of approximately [$1,000] per unit multiplied by the Reference Equity Ratio of the Least Performing Reference Equity as of the [8th] Review Date. If a Trigger Event occurs, the most you can expect to receive per unit at trust termination is [$750] and this could be as little as [$0].

     RISK OF AUTOMATIC CALL. If the closing share price of each of the Reference Equities is at or above its Automatic Call Barrier on any of the Review Dates starting from the [first] Review Date, there will be an Automatic Call and the trust and remaining Options will terminate. Remaining Options (other than Option [8]) will terminate without any payment being made to the trust but premiums will still be owed by the trust and the remaining Treasury Obligations will be liquidated. In this case, you are intended to receive an amount approximately equal to [$1,040] per unit. There are no assurances that the amount described above will be realized in the event of an Automatic Call because amounts are dependent on the value received on liquidation of the Treasury Obligations and the Option premium calculations by the Calculation Agent (which is generally the Option Counterparty), both of which are subject to significant uncertainty. There is no guarantee that you would be able to reinvest the early return of such proceeds for comparable potential returns or for similar levels of risk in the event an Automatic Call occurs prior to the trust's mandatory termination date.

     LIMITED CAPITAL APPRECIATION POTENTIAL AND NO PARTICIPATION IN APPRECIATION OF REFERENCE EQUITIES. The appreciation potential of an investment in units of the trust is limited to the sum of all potential net payments on the Options and Treasury Obligations if the closing share price of the Least Performing Reference Equity is greater than or equal to the Payment Barrier as of each applicable Review Date, the closing share price of the Least Performing Reference Equity is greater than or equal to the Trigger Barrier as of the [eighth] Review Date, and the closing share price of at least one of the Reference Equities is less than the Automatic Call Barrier as of each of the Review Dates prior to the [eighth] Review Date. Accordingly, the return on an investment in units of the trust may be significantly less than the return on a direct investment in one or more Reference Equities during the term of the trust.

     RISK ASSOCIATED WITH DECREASES IN REFERENCE EQUITY PRICES. Because payouts on the Options are dependent on the closing share price of the Least Performing Reference Equity on each applicable Review Date, it is possible that [two] of the Reference Equities could have significant price appreciation yet you could lose some or all of your investment because of the negative performance of one of the Reference Equities. The performance of the Reference Equities could be highly correlated, particularly if the issuers are in the same or similar industries or business lines. If your payment at trust maturity is adversely impacted by one Reference Equity it will not be offset by the positive performance of another Reference Equity. Accordingly, references to multiple Reference Equities provide you with none of the benefits of diversification and will have an adverse impact on expected returns.

     RISK ASSOCIATED WITH INCREASES IN REFERENCE EQUITY PRICES. An Automatic Call occurs if the closing share price of each of the [three] Reference Equities on any Review Date is greater than or equal to its Automatic Call Barrier. As a result, in addition to being exposed to risks associated with decreases in Reference Equity prices, your investment will be adversely effected if the prices of the Reference Equities increase or stay the same as of any Review Date. If an Automatic Call occurs the trust will not achieve its investment objective.

     EARLY TRUST TERMINATION. The trust will automatically terminate in the event of an Automatic Call. In addition, the trustee has the power to terminate your trust early in limited cases as described under "Understanding Your Investment--How Your Trust Works-- Termination of Your Trust". If the trust terminates early, the trust may suffer losses and be unable to achieve its investment objective. This could result in a reduction in the value of units and result in a significant loss to investors.

     EARLY OPTION TERMINATION BY OPTION COUNTERPARTY. Upon certain circumstances laid out in the option agreements, the Options may be terminated early upon determination by the Option Counterparty as described under "Investment Summary- -Principal Investment Strategy--Early Option Termination or Liquidation". An early termination of the Options may result in the early termination of the trust and/or the trust being unable to achieve its investment objective and result in a reduction in the value of your units.

     PAYMENT AT SCHEDULED TERMINATION. The trust is designed to provide an amount per unit at scheduled termination of approximately [$1,000]. The trust will not return this amount at scheduled trust termination in certain circumstances. These circumstances may include, but are not necessarily limited to, if a Trigger Event occurs, the Options are terminated early by the Option Counterparty or the trust, the trust terminates early, units of the trust are redeemed early, the Option Counterparty defaults on its obligations, or the trust disposes of Options or Treasury Obligations for any reason, including to pay unit redemptions or trust expenses, due to adverse credit factors affecting the Option Counterparty or due to adverse tax law changes affecting treatment of the Options. If trust operating expenses exceed the interest income received by the trust on the Treasury Obligations, the trustee would need to sell Options and/or Treasury Obligations to pay trust expenses and the trust would not achieve its objectives.

     LIQUIDITY RISK is the risk that the value of a security will fall if trading activity in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security because these securities generally trade in the over-the-counter market (they are not listed on a securities exchange). In particular, there may not be any secondary market for the Options. Upon issuance, the Options will not have an established trading market and were not registered by the issuer under the Securities Act of 1933. This could adversely affect the trust and the value of units.

     SALE OF TRUST PROPERTY TO PAY TRUST EXPENSES. Distributions of interest from the Treasury Obligations may be insufficient to meet any or all expenses of the trust. If the cash balances in the income and capital accounts are insufficient to provide for expenses and other amounts payable by the trust, the trust may sell trust property to pay such amounts. These sales may result in losses to unitholders and the inability of the trust to meet its investment objective.

     FINANCIAL SERVICES RISK. The trust is exposed to risks associated with the Option Counterparty which is a company in the financial services industry. Negative developments in the financial services industry may affect the value of your investment more than would be the case in a more diversified investment.

     Banks and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, banks and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations. Banks will face increased competition from nontraditional lending sources as regulatory changes, such as the Gramm-Leach-Bliley financial services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks are already facing tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks.

     Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

     Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Already extensively regulated, insurance companies' profits may be adversely affected by increased government regulations or tax law changes.

     In recent years, government authorities in the U.S. and other countries have initiated and may continue to engage in administrative and legislative action intended to address both short- and long-term difficulties facing the housing and mortgage lending markets, mortgage backed securities, the financial services industry and the broader economy. These government actions may include, but are not limited to, restrictions on investment activities; increased oversight, regulation and involvement in financial services company practices; adjustments to capital requirements; the acquisition of interests in and the extension of credit to private entities; and increased investigation efforts into the actions of companies and individuals in the financial service industry. No one can predict any action that might be taken or the effect any action or inaction will have. It is possible that any actions taken by government authorities will not address or help improve the state of these difficulties as intended. No one can predict the impact that the difficulties will have on the economy, generally or financial services companies. The difficulties and corresponding government action or inaction may have far reaching consequences and your investment may be adversely affected by such developments.

     Banks and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

     The statutory requirements applicable to, and regulatory supervision of, banks and their holding companies have increased significantly and have undergone substantial change in the past. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act, enacted in August 1989; the Federal Deposit Insurance Corporation Improvement Act of 1991, and the regulations promulgated under these laws. The impact of these laws on the business, financial condition and prospects of the Securities in the Trust's portfolio cannot be predicted with certainty. The Gramm-Leach-Bliley financial services overhaul legislation allows banks, securities firms and insurance companies to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Legislation to liberalize interstate banking has also been enacted. Under the legislation, banks are able to purchase or establish subsidiary banks in any state. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation may continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability, as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers. Among other benefits, such legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. Neither the Sponsor nor the Underwriter makes any prediction as to what, if any, manner of bank regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

     The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

     The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. Neither the Sponsor nor the Underwriter makes any prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

     Companies engaged in investment management and brokerage activities are subject to the adverse effects of economic recession, volatile interest rates, and competition from new entrants in their fields of business. Adverse changes in the direction of the stock market, investor confidence, the financial health of customers, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition from new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and brokerage activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

     Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other natural or man-made disasters and the effects of client mergers. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

     In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as:

  * the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition;

  * the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow;

  * the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices;

  * the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability ratings;

  * the extensive regulation and supervision to which insurance companies are subject, and various regulatory and other legal actions;

  * the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; and

  * the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

     The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

     All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

     DIVIDEND AND VOTING RISK. Unitholders will not have control, voting rights or rights to receive cash dividends or other distributions or other rights that holders of a direct investment in the Reference Equities would normally have. Because of this and other factors, the return on the units will not be the same as the return you would receive if you were to purchase those stocks and hold them for a period equal to the term of the trust.

     LEGISLATION OR LITIGATION RISK. Various legislative initiatives will be proposed from time to time in the United States and abroad which may have a negative impact on certain of the issuers represented in the trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers may negatively impact the share prices of these securities. No one can predict whether any legislation will be proposed, adopted or amended and no one can predict the impact that any other legislation might have on the trust or its portfolio securities.

     NO FDIC GUARANTEE. An investment in the trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     TAX RISKS. The trust intends to treat any income it may derive from the Options as "qualifying income" under the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable to "regulated investment companies" ("RICs"), based on language in the Code. If the income is not qualifying income, the trust could lose its own status as a RIC.

     The trust may have significant exposure to the Options on the Referenced Equities. Although the Options are documented as options, there other derivative contracts that may be economically identical or substantially similar that have significantly different tax treatment. For example, if the Options were collapsed into a single contract the Options may be treated as a notional principal contract. The regulations would require the trust to recognize income periodically over the term of the contracts if the Options were notional principal contracts. Since the trust is not planning on including income from the Options periodically over the life of the Options, a recharacterization could affect the ability of the trust to meet certain RIC qualification tests.

     If the trust did not qualify as a RIC for any taxable year and certain relief provisions were not available, the trust's taxable income would be subject to tax at the trust level and to a further tax at the shareholder level when such income is distributed. In such event, in order to re-qualify for taxation as a RIC, the trust might be required to recognize unrealized gains, pay substantial taxes and interest and make certain distributions. This would cause you to incur higher tax liabilities than you otherwise would have incurred and would have a negative impact on trust returns. In such event, the trustee may terminate your trust early.

     In the "Taxes" section of this prospectus the potential for capital gains treatment is described. The Code limits the availability of capital gains treatment in certain circumstances. If you hold units as inventory, you will not be eligible for capital gains on disposition of the units. If the transaction is marketed or sold as producing capital gains from a straddle position or the transaction is identified as a conversion transaction by the IRS, you will not be eligible for capital gains. We have represented that the transaction will not be marketed or sold as producing capital gains from a straddle position. The structure of the trust's investments has not been identified by the IRS as a conversion transaction. However, the behavior of brokers and dealers distributing the product could affect the character of the gain on disposition. The IRS could at some future point identify the structure of the trust's investments as a conversion transaction. In such a situation, you would not be eligible for capital gains.

     ADDITIONAL DEPOSITS. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. In connection with these deposits, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because a trust will pay the associated brokerage fees and other acquisition costs.

ADMINISTRATION OF THE TRUST

     DISTRIBUTIONS TO UNITHOLDERS. Income received by a trust, including that part of the proceeds of any disposition of Treasury Obligations which represent accrued interest, is credited by the trustee to the Income Account for the trust. All other receipts are credited by the trustee to a separate Capital
Account for the trust.   The trustee will normally distribute any income
received by a trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. The trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a "regulated investment company" for federal tax purposes. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per unit. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

     The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to the unitholders' pro rata share of the available balance of the Income Account of the trust after deducting estimated expenses. Because investment income payments are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business the selling broker-dealer provides such notice.

     The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of the trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust.
Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

     STATEMENTS TO UNITHOLDERS. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of a trust are required to be audited annually, at the related trust's expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the trust. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, setting forth for the trust:

     (A)  As to the Income Account:

          (1) the amount of income received on the securities (including income received as a portion of the proceeds of any disposition of securities);

          (2) the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Income Account for payment into the Reserve Account;

          (4) the deductions for applicable taxes and fees and expenses of the trustee, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

          (5) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

          (6) the deductions for payment of the depositor's expenses of maintaining the registration of the trust units, if any;

          (7)  the aggregate distributions to unitholders; and

          (8) the balance remaining after such deductions and distributions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

     (B)  As to the Capital Account:

          (1) the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the securities, excluding any portion thereof credited to the Income Account;

          (2) the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Capital Account for payments into the Reserve Account;

          (4) the deductions for payment of applicable taxes and fees and expenses of the trustee, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

          (5) the deductions for payment of the depositor's expenses of organizing the trust;

          (6) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

          (7) the deductions for payment of deferred sales fee and creation and development fee, if any;

          (8) the deductions for payment of the depositor's expenses of maintaining the registration of the trust units, if any;

          (9)  the aggregate distributions to unitholders;  and

          (10) the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

     (C)  the following information:

          (1) a list of the securities held as of the last business day of such calendar year and a list which identifies all securities sold or other securities acquired during such calendar year, if any;

          (2) the number of units outstanding on the last business day of such calendar year;

          (3) the unit value based on the last trust evaluation of such trust made during such calendar year; and

          (4) the amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions.

     RIGHTS OF UNITHOLDERS. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

     AMENDMENT AND TERMINATION. The trust agreement may be amended from time to time by the sponsor and trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iii) to make such amendments as may be necessary (a) for the trust to continue to qualify as a regulated investment company for federal income tax purposes if the trust has elected to be taxed as such under the United States Internal Revenue Code of 1986, as amended, or (b) to prevent the trust from being deemed an association taxable as a corporation for federal income tax purposes if the trust has not elected to be taxed as a regulated investment company under the United States Internal Revenue Code of 1986, as amended. The trust agreement may not be amended, however, without the consent of all unitholders then outstanding, so as (1) to permit, except in accordance with the terms and conditions thereof, the acquisition hereunder of any securities other than those specified in the schedules to the trust agreement or (2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments. The trust agreement may not be amended so as to reduce the interest in a trust represented by units
without the consent of all affected       unitholders.  Except for the
amendments, changes or modifications described above, neither the sponsor nor the trustee may consent to any other amendment, change or modification of the trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 66 2/3% of the units then outstanding of the affected trust. No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any amendment, change or modification of the trust agreement without the consent of the unitholders of all of the units then outstanding of the affected trust and in no event may any amendment be made which would (1) alter the rights to the unitholders as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement, (3) adversely affect the tax status of the trust for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless the trust has elected to be taxed as a regulated investment company for federal income tax purposes, result in a variation of the investment of unitholders in the trust. The trustee will notify unitholders of the substance of any such amendment.

     The trust agreement provides that a trust shall terminate upon the maturity, liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date. If the value of a trust shall be less than the applicable minimum value stated in the prospectus (generally 40% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. The trust will terminate early automatically if an Automatic Call occurs. In this case the Options will also automatically terminate early and the trust will liquidate any remaining Treasury Obligations. The trustee may also terminate your trust early at the discretion of the sponsor if the Options are terminated early. The Options will be terminated early if the trust terminates early. The trust has the right to terminate all or a portion of the Options prior to the applicable expiration dates by tendering such Options to the Option Counterparty. This might happen to satisfy unit redemptions, pay trust expenses or in certain other limited circumstances to protect the trust as described in this prospectus. Upon certain circumstances laid in at the option agreement, the Options may upon determination by the Option Counterparty be terminated early. This may include, but is not limited to the trust terminating early, the Option Counterparty being unable to hedge the risks associated with the Options or having the cost of such hedging increase materially or an event resulting in the Calculation Agent being unable to calculate the value of the Reference Equities or make applicable substitutions or adjustments. This determination as to whether to terminate the Options early will be made by the Option Counterparty at its sole discretion. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained. A trust will be liquidated by the trustee in the event that a sufficient number of units of the trust not yet sold are tendered for redemption by the sponsor, so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If a trust is liquidated because of the redemption of unsold units by the sponsor, the sponsor will refund to each purchaser of units the entire sales fee paid by such purchaser.

     Beginning nine business days prior to, but no later than, the scheduled termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The sponsor will generally instruct the trustee to sell the securities as quickly as practicable during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Approximately thirty days prior to termination of a trust, the trustee will notify unitholders of the termination.

     Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

     The sponsor may, but is not obligated to, offer for sale units of a subsequent series of a trust at approximately the time of the mandatory termination date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price that includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

     THE TRUSTEE. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 848-6468. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

     Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor.

     The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. In case at any time the trustee shall not meet the requirements set forth in the trust agreement, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the trustee in an involuntary case, or the trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the trustee or for any substantial part of its property shall be appointed, or the trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the trustee's performance as shall be established from time to time by the sponsor, or if the sponsor determines in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the trustee or (2) one or more grossly negligent acts on the part of the trustee with respect to a trust, the sponsor, upon sixty days' prior written notice, may remove the trustee and appoint a successor trustee, as hereinafter provided, by written instrument, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     THE SPONSOR. The sponsor of the trust is Advisors Asset Management, Inc. The sponsor is a broker-dealer specializing in providing services to broker-dealers, registered representatives, investment advisers and other financial professionals. The sponsor's headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact the unit investment trust division at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by using the contacts listed on the back cover of the prospectus. The sponsor is a registered broker-dealer and investment adviser and a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC), and a registrant of the Municipal Securities Rulemaking Board (MSRB).

     If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

     THE EVALUATOR AND SUPERVISOR. Advisors Asset Management, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the sponsor and trustee in which event the sponsor or trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the trustee to each unitholder.

     LIMITATIONS ON LIABILITY. The sponsor, evaluator, and supervisor are liable for the performance of their obligations arising from their responsibilities under the trust agreement but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

     EXPENSES OF THE TRUST. The sponsor will not charge a trust any fees for services performed as sponsor. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust.

     The trustee receives for its services that fee set forth in the prospectus. The trustee's fee which is calculated and paid monthly is based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds.

     The supervisor will charge a trust a surveillance fee for services performed for the trust in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the sponsor both acts as sponsor and provides portfolio surveillance, exceed the aggregate cost to the sponsor of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     For evaluation of the securities in a trust, the evaluator shall receive an evaluation fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor acts as sponsor and provides evaluation services, exceed the aggregate cost of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     For providing bookkeeping and administrative services to a trust, the sponsor shall receive an administration fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor acts as sponsor and provides evaluation services, exceed the aggregate cost of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     The trustee's fee, sponsor's fee for providing bookkeeping and administrative services to the trust, supervisor's fee and evaluator's fee are deducted from the Income Account of the related trust to the extent funds are available and then from the Capital Account. Each such fee (other than any creation and development fee) may be increased without approval of unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

     The following additional charges are or may be incurred by the trust:
(a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to the trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges;
(d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from negligence, bad faith or willful misconduct on its part or its reckless disregard of its obligations under the trust agreement;
(f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement; and (g) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. A trust may pay the costs of updating its registration statement each year.

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

     When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the sponsor to specify minimum amounts in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units.

PURCHASE, REDEMPTION AND PRICING OF UNITS

     PUBLIC OFFERING PRICE. Units of a trust are offered at the public offering price thereof. During the initial offering period, the public offering price per unit is equal to the net asset value per unit plus the applicable sales fee referred to in the prospectus plus organization costs plus accrued interest, if any. During the initial offering period, a portion of the public offering price includes an amount of cash or securities to pay for all or a portion of the costs incurred in establishing a trust. These costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, if earlier. Certain broker-dealers may charge a transaction fee for processing unit purchases.

     As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of regular trading on the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders received at or prior to the close of regular trading on the New York Stock Exchange on each such day as discussed in the prospectus. Orders received by the trustee, sponsor or authorized financial professionals for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price as discussed in the prospectus.

     Had units of a trust been available for sale at the close of business on the business day before the inception date of the trust, the public offering price would have been as shown under "Essential Information" in the prospectus. The public offering price per unit of a trust on the date of the prospectus or on any subsequent date will vary from the amount stated under "Essential Information" in the prospectus in accordance with fluctuations in the prices of the underlying securities. Net asset value per unit is determined by dividing the value of a trust's portfolio securities, cash and other assets, less all liabilities, by the total number of units outstanding. We determine the value of the Options in the trust's portfolio as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. We determine each Option's value based on its good faith determination of the Option's fair value. We will determine the value of the Options during the initial offering period (anticipated to be only one day, the initial date of deposit) based on our good faith determination of the fair value of the Options at our reasonable discretion taking into consideration factors, including, but not limited to, (a) the net amount to be paid to or received by the trust in connection with an early termination of Options as determined pursuant to the Option agreement on the valuation date by the Option Counterparty, (b) current ask prices for the Options as obtained from investment dealers or brokers who customarily deal in options comparable to the Options held by the trust and (c) ask prices for comparable options or securities. For the Treasury Obligations, The value is generally determined during the initial offering period based on the aggregate offering side evaluation. After the initial offering period ends, the value of the Treasury Obligations is generally determined based on the bid side evaluations. The aggregate bid and offering side evaluations of the securities shall be determined (a) on the basis of current bid or offering prices of the securities, (b) if bid or offering prices are not available for any particular security, on the basis of current bid or offering prices for comparable securities, (c) by determining the value of securities on the bid or offer side of the market by appraisal, or (d) by any combination of the above.

     The foregoing evaluations and computations shall be made as of the close of regular trading on the New York Stock Exchange, on each business day commencing with the trust's inception date of the securities, effective for all sales made during the preceding 24-hour period.

     The interest on the Treasury Obligations deposited in a trust, less the related estimated fees and expenses, will accrue daily. The amount of net interest income which accrues per unit may change as securities mature or are redeemed, exchanged or sold, or as the expenses of a trust change or the number of outstanding units of a trust changes.

     Although payment is normally made three business days following the order for purchase, payments may be made prior thereto. A person will become the owner of units on the date of settlement provided payment has been received. Cash, if any, made available to the sponsor prior to the date of settlement for the purchase of units may be used in the sponsor's business and may be deemed to be a benefit to the sponsor, subject to the limitations of the Securities Exchange Act of 1934.

     ACCRUED INTEREST. Accrued interest is the accumulation of unpaid interest on a Treasury Obligation from the last day on which interest thereon was paid. Interest on Treasury Obligations generally is paid monthly or semi-annually although a trust accrues such interest daily. Because of this, a trust always has an amount of interest earned but not yet collected by the trustee. For this reason, with respect to sales settling subsequent to the first settlement date, the public offering price of units of a trust will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of a trust the amount, if any, of accrued interest paid on their units.

     In an effort to reduce the amount of accrued interest which would otherwise have to be paid in addition to the public offering price in the sale of units to the public, the trustee will advance the amount of accrued interest as of the first settlement date and the same will be distributed to the sponsor as the unitholder of record as of the first settlement date. Consequently, the amount of accrued interest to be added to the public offering price of units will include only accrued interest from the first settlement date to the date of settlement, less any distributions from the Income Account subsequent to the first settlement date.

     Because of the varying interest payment dates of securities, accrued interest at any point in time will be greater than the amount of interest actually received by the applicable trusts and distributed to unitholders. Therefore, there will always remain an item of accrued interest that is added to the value of the units. If a unitholder sells or redeems all or a portion of his units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his units. Since the trustee has the use of the funds held in the Income Account for distributions to unitholders and since such account is non-interest-bearing to unitholders, the trustee benefits thereby.

     COMPARISON OF PUBLIC OFFERING PRICE AND REDEMPTION PRICE. While the value of Treasury Obligations for purposes of calculating the net asset value of units during the initial offering period will generally be determined on the basis of the current offering prices of the Treasury Obligations, after the initial offering period the value of the Treasury Obligation for purposes of calculating net asset value of units will generally be determined on the basis of the current bid prices of the Treasury Obligations. As of the close of business on the business day before the trust's inception date, the public offering price per unit exceeded the redemption price at which units could have been redeemed by the amount of the sales fee. The bid prices on Treasury Obligations similar to those in the trust are lower than the offering prices thereof. For this reason, among others (including fluctuations in the market prices of the securities and the fact that the public offering price includes a sales fee), the amount realized by a unitholder upon any redemption of units may be less than the price paid for such units.

     PUBLIC DISTRIBUTION OF UNITS. The sponsor intends to qualify the units for sale in a number of states. Units will be sold through dealers who are members of the Financial Industry Regulatory Authority, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the public offering price as set forth in the prospectus. Certain commercial banks may be making units available to their customers on an agency basis. The sponsor reserves the right to change the discounts from time to time.

     We currently provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell units of this trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary's personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representations or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend our products, including this trust, over other products. These arrangements will not change the price you pay for your units. The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     PROFITS OF SPONSOR. The sponsor will receive gross sales fees equal to the percentage of the offering price of the units of such trusts stated in the prospectus and will pay a portion of such sales fees to dealers and agents. In addition, the sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to a trust. The sponsor may also realize profits or losses with respect to securities deposited in a trust which were acquired from underwriting syndicates of which the sponsor was a member. An underwriter or underwriting syndicate purchases securities from the issuer on a negotiated or competitive bid basis, as principal, with the motive of marketing such securities to investors at a profit. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the securities in a trust.

     MARKET FOR UNITS. After the initial offering period, while not obligated to do so, the sponsor may, subject to change at any time, maintain a market for units of the trust offered hereby and to continuously offer to purchase said units at the net asset value determined by the evaluator, provided that the repurchase price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period. While the sponsor may repurchase units from time to time, it does not currently intend to maintain an active secondary market for units. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire creation and development fee on such units has been collected will not be assessed the amount of the remaining creation and development fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

     REDEMPTION. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its unit investment trust division office. Unitholders must sign the request exactly as their names appear on the records of the trustee. Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

     Redemption shall be made by the trustee no later than the seventh day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of regular trading on the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Unitholders who sell or redeem units prior to such time as the entire creation and development fee on such units has been collected will not be assessed the amount of the remaining creation and development fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances, the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing interest shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

     The trustee is empowered to sell securities and tender options for early termination in order to make funds available for the redemption of units. To the extent that securities are sold or tendered for early termination, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption or termination may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption or termination.

     The trustee is irrevocably authorized in its discretion, if the sponsor does not elect to purchase any unit tendered for redemption, in lieu of redeeming such units, to sell such units in the over-the-counter market for the account of tendering unitholders at prices which will return to the unitholders amounts in cash, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the redemption price for such units. In the event of any such sale, the trustee shall pay the net proceeds thereof to the unitholders on the day they would otherwise be entitled to receive payment of the redemption price.

     The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted;
(2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     COMPUTATION OF REDEMPTION PRICE. The redemption price for units of each trust is computed by the evaluator as of the evaluation time stated in the prospectus next occurring after the tendering of a unit for redemption and on any other business day desired by it, by:

A. Adding: (1) the cash on hand in the trust other than cash deposited in the trust to purchase securities not applied to the purchase of such securities; (2) the aggregate value of each issue of the securities held in the trust as determined by the evaluator as described above; and (3) interest accrued and unpaid on the securities in the trust as of the date of computation;

B. Deducting therefrom (1) amounts representing any applicable taxes or governmental charges payable out of the trust and for which no deductions have been previously made for the purpose of additions to the Reserve Account; (2) an amount representing estimated accrued expenses, including but not limited to fees and expenses of the trustee (including legal and auditing fees), the evaluator, the sponsor and counsel, if any; (3) cash held for distribution to unitholders of record as of the business day prior to the evaluation being made; and (4) other liabilities incurred by the trust, provided that the redemption price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period; and

C. Finally dividing the results of such computation by the number of units of the trust outstanding as of the date thereof.

     RETIREMENT PLANS. A trust may be suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts. Fees and charges with respect to such plans may vary.

     OWNERSHIP OF UNITS. Ownership of units will not be evidenced by certificates. Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

PERFORMANCE INFORMATION

     Information contained in this Information Supplement or in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales fees and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales fee and assuming all dividends reinvested) or Wiesenberger Investment Companies Service

(which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following papers and documents:
     The facing sheet
     The prospectus
     The signatures
     The consents of the initial evaluator, independent public accountants and legal counsel

The following exhibits:

1.1    Trust Agreement (to be filed by amendment).

1.1.1  Standard Terms and Conditions of Trust (to be filed by amendment).

1.2 Certificate of Amendment of Certificate of Incorporation and Certificate of Merger of Advisors Asset Management, Inc. Reference is made to
       Exhibit 1.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.3    Bylaws of Advisors Asset Management, Inc.  Reference is made to
       Exhibit 1.3 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.5 Form of Dealer Agreement. Reference is made to Exhibit 1.5 to the Registration Statement of Form S-6 for Advisors Disciplined Trust 262 (File No. 333-150575) as filed of June 17, 2008.

2.2 Form of Code of Ethics. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust 73 (File No. 333-131959) as filed on March 16, 2006.

3.1 Opinion of counsel as to legality of securities being registered (to be filed by amendment).

3.3 Opinion of counsel as to the Trustee and the Trust (to be filed by amendment).

4.1    Consent of evaluator (to be filed by amendment).

4.2    Consent of independent auditors (to be filed by amendment).

6.1 Directors and Officers of Advisors Asset Management, Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1112 (File No. 333-190165) as filed on December 11, 2013.

7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 933
       (File No. 333-186716) as filed on May 3, 2013.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Advisors Disciplined Trust 1450 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita and State of Kansas on April 3, 2015.



                                ADVISORS DISCIPLINED TRUST 1450

                                By ADVISORS ASSET MANAGEMENT, INC., DEPOSITOR


                                By     /s/ ALEX R MEITZNER
                                  -----------------------------
                                         Alex R. Meitzner
                                       Senior Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on April 3, 2015 by the following persons in the capacities indicated:


  SIGNATURE                      TITLE

Scott I. Colyer             Director of Advisors Asset    )
                            Management, Inc.              )

Lisa A. Colyer              Director of Advisors Asset    )
                            Management, Inc.              )

James R. Costas             Director of Advisors Asset    )
                            Management, Inc.              )

Christopher T. Genovese     Director of Advisors Asset    )
                            Management, Inc.              )

Randy J. Pegg               Director of Advisors Asset    )
                            Management, Inc.              )

R. Scott Roberg             Director of Advisors Asset    )
                            Management, Inc.              )

Jack Simkin                 Director of Advisors Asset    )
                            Management, Inc.              )

Andrew Williams             Director of Advisors Asset    )
                            Management, Inc.              )



                                By     /s/ ALEX R MEITZNER
                                  -----------------------------
                                        Alex R. Meitzner
                                        Attorney-in-Fact*




















-------------------------------------------------------------------------------
     *An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as Exhibit 7.1.